UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

TipSnaps Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

DE

Date of Organization:

March 30, 2017

Physical Address of Issuer:

16192 Coastal Highway, Lewes, DE, 19958 United States

Website of Issuer:

https://tipsnaps.com

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$750,000

Deadline to reach the Target Offering Amount:

April 30, 2023

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

2

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$4,451	$205,538
Cash & Cash Equivalents	$3,020	$197,371
Accounts Receivable	$1,431	$5,367
Short-term Debt	$41,729	$19,092
Long-term Debt	$200,000	$200,000
Revenues/Sales	$184,974	$332,090
Cost of Goods Sold*	$198,673	$299,621
Taxes Paid	$0	$0
Net Income	($219,490)	($45,671)

*Cost of Revenue in the Company's Financial Statements

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

May 11, 2022

TipSnaps Inc.

Up to $750,000 of Crowd SAFE (Simple Agreement for Future Equity)

TipSnaps Inc. ("**TipSnaps**", the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $750,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by April 30, 2023 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow by a qualified third party or escrow agent (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100	$6.00	$94.00
Maximum Individual Purchase Amount (3)(4)	$75,000	$4,500	$70,500
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$750,000	$45,000	$705,000

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.
(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.
(4)   Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://tipsnaps.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/tipsnaps.

The date of this Form C is May 11, 2022.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

TipSnaps Inc. is a creator economy platform, incorporated in Delaware as a corporation on March 30, 2017. The Company was originally formed as a limited liability company, TipSnaps, LLC on March 30, 2017 and converted to a corporation on June 18, 2021.

The Company is located at 16192 Coastal Highway, Lewes, DE, United States.

The Company's website is https://tipsnaps.com.

The Company conducts business in Delaware and sells products and services through the internet throughout the United States and internationally.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/tipsnaps (the "Deal Page") and the version published as of the date of this Form C is attached as Exhibit B. The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view Exhibit B as well as the Deal Page at the time you consider making an investment commitment.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000*
Maximum Amount of the Securities Offered	750,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	750,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$100 +
Maximum Individual Purchase Amount	$75,000
Offering Deadline	April 30, 2023
Use of Proceeds	See the description of the use of proceeds on page 16 hereof.
Voting Rights	See the description of the voting rights on page 27.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2020, 2021, 2022 and into the future due to COVID-19, the Company's revenue has been adversely affected.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 10,000,000 shares of common stock, of which 5,000,000 shares of common stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The Company's growth and profitability depend upon a wide variety of factors, some of which are out of the Company's control.

Whether the Company can grow its revenue and ultimately achieve profitability will depend upon a number of factors including:

- The Company's reputation and brand recognition;

- demand for the types of video services the Company offers;

- the actual and perceived quality, integrity and value of the video services the Company provides;

- The Company's development and timely deployment of innovative video services that provide value to its users and subscribers;

- The Company's ability to price its video services competitively;

- The Company's ability to acquire new subscribers sustainably, through a combination of organic efforts (continuing to convert a meaningful portion of its free user base into paying subscribers), paid acquisition (marketing), sales efforts (for enterprise) and partnerships;

- The Company's ability to retain and upsell existing subscribers by continuing to provide them with value;

- the scalability of the Company's technology platform;

- the quality of the Company's support and onboarding efforts for users and subscribers;

- the growth of the Company's employee base in a highly competitive market for talent;

- The Company's ability to expand internationally;

- The Company's ability to successfully integrate new businesses that it acquires;

- changes in laws that allow the Company to host and distribute large quantities of user and subscriber content; and

- domestic and global macroeconomic conditions.

The Company's total addressable market may prove to be smaller than it expects.

While the Company believes, based upon internal data, that every small and midsized business and every larger enterprise will need an online video presence to succeed, the number of entities that are willing and able to pay fees for software-based video services may not be as large as it expects. The Company has not conducted research by a third party to validate its data and thesis.

The Company may need additional funding as it continues to invest in research and development and expand internationally.

The Company may need to raise additional funds by way of a primary offering of shares of The Company common stock, which would dilute existing shareholders. The Company may also raise additional funds through additional borrowings. To obtain such funding, The Company may need to pledge assets and agree to certain financial covenants.

The Company may not have the right product/market fit.

The Company's business depends upon attracting new subscribers and retaining existing ones. To do so, it must provide products with an attractive value proposition. The Company may fail to do that if it:

- fails to innovate and provide new and useful features that its users and subscribers want;
- releases products that fail to reliably operate (due to bugs or service interruptions);

- releases products too late relative to competitors;

- prices its products in an uncompetitive manner; or

- fails to educate its users and subscribers about its features.

Competition in the Company's market is intense.

The Company operates in a highly competitive market. It competes with both large social media networks and a variety of niche software providers for business customers. Large social media networks provide their services for free and offer features such as a large built-in audience, social media features and the ability to monetize through advertising. Niche providers include large, well-funded companies and new entrants. Either may be able to provide more compelling features than the Company within their area of focus. In addition, the Company expects that more competitors will emerge given the relatively low barriers to entry for software-based video creation applications, particularly mobile-based applications. New competitors could take the form of start-ups or large, well-funded companies that already operate in markets adjacent to the Company.

The Company may not be able to scale its business effectively.

The Company may not be able to capitalize on the market's demand for video if it cannot scale its operations. For example, the Company might experience delays in onboarding new customers and responding to increased customer support tickets, and it may not be able to handle increased loads on its servers during peak times. All of these things would result in missed opportunities or user and subscriber frustration that could negatively affect user and subscriber growth and retention.

The success of the Company will depend upon its continued ability to identify, hire, develop, motivate and retain highly skilled individuals worldwide.

In order to build and scale its business, the Company will need to further increase its employee base, particularly in the areas of engineering, product development, sales (domestically and internationally), customer support and shared services. The Company's ability to attract and retain talent and to fully experience the benefits of that talent depends upon:

The Company's reputation;

The Company's ability to successfully onboard new employees;

The Company's commitment to diversity, equity, and inclusion; and

the competitive landscape in the geographic markets for talent in which the Company competes.

The Company's success depends, in substantial part, on its ability to market, distribute and monetize its products and services through search engines, digital app stores and social media platforms.

The marketing, distribution and monetization of the Company's products and services depend on its ability to cultivate and maintain cost-effective and otherwise satisfactory relationships with search engines, digital app stores and social media platforms, in particular, those operated by Apple, Google and Facebook. These platforms could decide not to market and distribute some or all of the Company's products and services, change their terms and conditions of use at any time (and without notice), favor their own products and services over those of the Company and/or significantly increase their fees. While the Company expects to maintain cost-effective and otherwise satisfactory relationships with these platforms, no assurances can be provided that the Company will be able to do so and its inability to do so in the case of one or more of these platforms could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company's business involves hosting large quantities of user content.

The Company does not (and cannot undertake to) review all or even a significant portion of the videos uploaded to its platform to ensure that the videos do not violate any law or third-party rights. Some of the videos uploaded to the Company's platform will invariably violate a third party's rights or a law, rule or regulation, and if so, the Company could, in turn, face lawsuits, liability and negative publicity for hosting such content.

The Company collects, stores, and processes large amounts of video content and personal information of its users and subscribers.

The Company collects, stores and processes large amounts of video content and personal information of its users and subscribers. The Company also shares such information, where appropriate, with third parties that help it operate its business. Despite the Company's efforts, it may fail to properly secure its systems and its user and subscriber data. This could be caused by technical issues (bugs), human error or internal or external malfeasance, and could lead to unauthorized disclosure of data, unauthorized changes or data losses. For example, the Company routinely receives reports from security researchers regarding potential vulnerabilities in its applications. The existence of such vulnerabilities, if undetected or detected but not remediated, could result in unauthorized access to the Company systems or the data of the Company users and subscribers.

A data breach could expose the Company to regulatory actions and litigation. Depending on the circumstances, the Company may be required to disclose a suspected breach to regulators, affected individuals and/or the public. This could lead to regulatory actions, including the possibility of fines, class-action or traditional litigation by affected individuals, reputational harm, costly investigation and remedial efforts, the triggering of indemnification obligations under data-protection agreements with subscribers, vendors, and partners and/or higher premiums for cyber insurance.

The Company may fail to comply with applicable privacy laws.

The Company is subject to numerous laws governing the use of personal information, including sensitive personal information, such as financial information and demographic information. The failure to comply with applicable privacy laws could lead to regulatory actions, including the possibility of fines, class-action or traditional litigation, reputational harm and/or costly investigation and remedial efforts.

Compliance obligations imposed by new privacy laws or industry practices may adversely affect the Comany's business.

New laws could restrict the Company's ability to conduct marketing (by, for example, restricting the emailing or targeting users or use certain technologies like artificial intelligence). Similarly, private-market participants may deploy technologies or require certain practices that limit the Company's ability to obtain or use certain information about its users and subscribers. If these types of changes are implemented, the Company's ability to determine how its users and subscribers are using its video services and to use targeted advertising in a cost-

The Company may fail to comply with laws regulating subscriptions and free trials.

There are various laws regulating such offers, such as the U.S. Restore Online Shoppers Confidence Act ("ROSCA") and analogous state-level laws. Non-compliance could result in voided contracts, lost revenue, damages and class action or traditional lawsuits.

Changes in laws or industry practices concerning subscription services may have a negative impact on renewal rates.

New laws or interpretations of existing laws may impose obligations that make it difficult or impossible to implement the automatic renewal of subscription to the Company's video service. Private entities involved in payment collection and processing may also effectively regulate subscriptions to the Company's video services. Failure to comply with these rules could result in the Company's inability to process automatic renewals. Finally, the Company has no control over policy decisions by app platforms regarding automatic renewals. Policy changes by app platforms could adversely impact the Company's renewal rates for subscription to its video services, and in turn, its business.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters."

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit E. Some of these communications may not have included proper disclaimers required for "testing the waters".

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) ("Nominee") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of a Crowd SAFE or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Crowd SAFE, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Crowd SAFE. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Crowd SAFE and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Crowd SAFE to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders or the party holding the CF Shadow Securities on behalf of the Investors are required to enter into a proxy agreement with its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and such shares would be required to be subject to a proxy that allows a designee to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

TipSnaps is a Creator Economy platform enabling creators to monetize. We're solving two problems: 1) hyper-growth of the creator economy has overlooked valuable and influential segments of the marketplace (particularly black and brown creators) and 2) fans are considered an afterthought.

Business Plan

TipSnaps.com is a Creator Monetization Platform for Creators. Social Media Creators monetize their fanbase from any social media platform on TipSnaps by selling monthly subscriptions or paid private messages or live stream interactions. TipSnaps has a 10% platform fee which is where our revenue is generated. We payout 90% of the Marketplace Volume to the Creators. TipSnaps has a unique approach to the creator economy because TipSnaps enables creators of color such as Natural Hair & Beauty Creators, NCAA Athletes, Comedians of Color, Chefs, Children Influencers to have a Home in the creator economy. But more importantly monetize their content and their fanbases as equitably as possible. Through DIRECT monetization of their content. TipSnaps has a Tighter focus, Greater Customization, Fan Feedback Loop which leads to a more attractive Value Proposition than other competitors in the space.

The Company's Products and/or Services

Product / Service	Description	Current Market
TipSnaps	Flagship Product. Creator content monetization platform. Creators can sell Monthly Subscription access to content. One-off Paid Private Messages. Live Sessions. o Over 1,200 creators have earned money on TipSnaps ($2.3M in Payouts) o Better rates, features and value proposition for mainstream creators.	Direct to Consumer. Creator Economy. Social Media.
Tip Pools	Tip Pools - GoFundMe for Content (crowdfunding for content requests from creators)	Direct to Consumer. Creator Economy. Social Media.

Competition

The Company's competition is: Patreon, Onlyfans, Cameo.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Direct to Consumer. Creator Economy. Social Media. Creators across social media are recognizing the immense potential to monetize their fanbase and content. Creators of color whom are overlooked by incumbent social platforms need a platform home to monetize their content. Black Hair & Beauty Creators, NCAA Athletes, Comedians of Color all need a platform home and TipSnaps aims to be their platform of choice. Their fans are our customers.

Supply Chain

The Company does not have physical products or presence. We are strictly a digital/web platform and do not have a supply chain.

Intellectual Property

The Company does not own any trademarks, patents, or other intellectual property.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$45,000
Growth Marketing	94%	$23,500	30%	$225,000
Software Dev/ Engineering	0%	0%	40%	$300,000
Founder Salaries	0%	0%	20%	$150,000
G&A / Support	0%	0%	4%	$30,000
Total	**100%**	**$25,000**	**100%**	**$750,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed description of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

If the Target Offering Amount is raised, 94% of the money raised will be used for growth marketing. If the Maximum Offering Amount is raised, 30% of the money raised will be used for growth marketing:

Build out of a nimble, social first Growth Marketing team
- Growth Managers (Social Media Managers) x 3
- Growth Interns (Entry Social Media Managers x 5
- Creator Partnerships
- Paid Media

If the Maximum Offering Amount is raised, 40% of the money raised will be used for software development and engineering:

- Build out of a small but nimble cross functional development team.
- Full Stack Developer (1)
- Back End Developer (1)
- QA Analyst/Tester
  Product Manager/ Scrum Master

If the Maximum Offering Amount is raised, 20% of the money raised will be used for founder salaries:

- 2 Founders
  - 55% - Lyonel Douge
  - 45% - Vic Boddie

If the Maximum Offering Amount is raised, 4% of the money raised will be used for G&A and support: offshore support agents to Support Moderation, Customer Service Support

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Directors and Officers

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Lyonel Dougé	Chief Executive Officer and Founder, Director	TipSnaps: Running Business End to End, Fund Raising, Business Development, and Software Engineering. Marketing; Johnson & Johnson, Product Manager from 2015 to Present where he managed consumer digital web portfolio.	Computer Engineering – University of Pittsburgh 2006
Dr.Vic Boddie	Chief Operating Officer and Co-founder	TipSnaps: Biz Dev. Fund Raising. Marketing; Federal Drug Administration, May 2013 to Present, Supervisory Compliance Officer, where he supervises a team of eight doctors and regulatory experts on the newly-established Animal Drugs investigation team.	Microbiology - Hampton University (B.S.) – 2005 and Howard University (Ph.D.) - 2012

Biographical Information

Lyonel Dougé, CEO/Founder:
Lyonel Dougé is the founder and CEO of TipSnaps, a creator economy platform launched in 2017 as one of the first creator monetization platforms on the internet. TipSnaps has evolved to align the company's credo and mission with its founders' personal values, that is, to ensure that creators of color have the ability to equitably monetize their content and creativity. Prior to launching Tipsnaps, Lyonel held roles for 12+ years in software engineering and IT Management at Fortune 500 companies such as Sony Music, ViacomCBS, the NFL and Johnson & Johnson. Lyonel has an academic background in computer science from the University of Pittsburgh. With his background in computer science, engineering and media, Lyonel possesses a passion for the intersection of technology and media.

In 2016, Lyonel had a firm conviction that the billion-dollar social media industry was inequitable, and he saw the opportunity for creators to start directly monetizing their content. Despite lack of capital or access to traditional funding for a startup, Lyonel decided to personally develop and launch TipSnaps single-handedly while holding a full-time manager role at Johnson & Johnson. Lyonel established the entire platform infrastructure including website, credit card and payment processing, global payout processing, marketing, social media, tax and compliance business processes personally.

Moonlighting nights and weekends without access to venture capital, Lyonel bootstrapped from 2017 to 2020 before raising capital with angel investors in 2021. With over 450K registered users and paying out more than $2M to creators, Lyonel has established himself as a leader and visionary in the creator economy as he has been featured in publications such as CNBC, Business Insider, The Information, TechTimes and Tech Bullion.

Dr. Vic Boddie, COO/Co-Founder:
Dr. Vic Boddie is the Co-Founder and Chief Operations Officer at TipSnaps, the 1st Black-Founded Creator monetization platform. Vic joined TipSnaps in 2021 to lead the organization's growth, marketing, and business development teams, while implementing Diversity, Equity, and Inclusion (DEI) initiatives – showcasing his passion for creating collaborative and inclusive spaces.

With an exemplary track-record of leadership during his time at the U.S. Food and Drug Administration (FDA), Vic has directed the implementation of multiple high-profile policy initiatives centered around consumer health, health equity, social engagement – all while also serving as Chairperson of the DEI Council.

Now helming a similar role with TipSnaps, Vic is focused on expanding the organization's mission of ensuring that Black and Brown content creators have a fair and equitable opportunity to monetize their content. TipSnaps has a long-term vision of using the creator economy to bridge the wealth gap for black creatives, and with the company's growing network of over 450K registered users, they plan to continue building a platform that everyone can call home. Vic is motivated to ensure that content creators of color are not marginalized, undervalued, and ultimately underpaid. He further acknowledges that since Black culture drives the most successful trends on social media, it's imperative that Black creators have an opportunity to earn equitable compensation for their creativity.

Vic has been featured in numerous publications such as: CNBC, Business Insider, The Information, TechTimes and Tech Bullion, and he plans to ensure that TipSnaps remains a leader in the creator economy – continuing to innovate and challenge the status quo.

Dr. Boddie is an HBCU trained scientist who holds a Ph.D. from Howard University and a B.S. from Hampton University in Virginia. Vic enjoys traveling and spending time with his wife Renee and their two sons.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 5,000,000 shares of Common Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	5,000,000
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	73.53%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	Equity Incentive Plan
Amount Authorized / Amount Outstanding	1,000,000
Voting Rights	None; unless grant of common stock
Anti-Dilution Rights	None
Material Terms	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Board of Directors may increase the number of shares of common stock allocated to the plan.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	14.71%

Type	SAFE
Amount Outstanding	$200,000 (2 Safes: $150,000 and $50,000)
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	The SAFEs were raised in December 2020 and have a post-money valuation cap of $1,500,000.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	If the convertible notes convert to equity, such conversion will dilute the Securities. Please note that interest has not been included in any calculations of percentages herein and such calculations are based on the current number of outstanding shares of Capital Stock.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	11.76%

Outstanding Debt:

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	Unsecured Loan
Creditor	Lyonel Dougé
Amount Outstanding	$34,351
Interest Rate and Amortization Schedule	None
Description of Collateral	None
Other Material Terms	None
Maturity Date	None
Date Entered Into	1/1/2019 – 12/22/2021

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Lyonel Dougé	4,750,000 shares of Common Stock	95.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

TipSnaps Inc. (the "**Company**") was incorporated on March 30, 2017 under the laws of the State of Delaware, and is headquartered in Lewes, DE. The Company was originally formed as a limited liability company, TipSnaps, LLC on March 30, 2017 and converted to a corporation on June 18, 2021.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2020 and 2019, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

As of March 31, 2022 the Company had an aggregate of $35,172.54 in cash and cash equivalents, leaving the Company with approximately 12 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
SAFEs	$200,000	2	General Corporate	12/28/2020	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: During the years ended December 31, 2021, and 2020, Lyonel Dougé processed transactions on the Company's behalf. On December 31, 2021 and 2020, this activity resulted in a related party payable of $34,351 and $19,177, respectively. These transactions are noninterest bearing and have no maturity date.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $750,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by April 30, 2023 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100 and the maximum amount that an Investor may invest in the Offering is $75,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments).

Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Nominee

The nominee of the Securities shall be Republic Investment Services LLC (the "Nominee"). The Nominee will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $1,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are non-voting securities otherwise identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $15,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Nominee's discretion the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Company's undergoing an **IPO** (as defined below) of its Capital Stock or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $15,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any Safes; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.
.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently at the direction of the Chief Executive Officer of the Company.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Lyonel Dougé
_____
(Signature)

Lyonel Dougé
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Lyonel Dougé
_____
(Signature)

Lyonel Dougé
_____
(Name)

Director
_____
(Title)

May 11, 2022
_____
(Date)

/s/ Vic Boddie
_____
(Signature)

Vic Boddie
_____
(Name)

Director
_____
(Title)

May 11, 2022
_____
(Date)

Instructions.

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

TIPSNAPS, INC.

Unaudited Financial Statements

For the year ended December 31, 2021 and 2020

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
TipSnaps, Inc.
West Orange, New Jersey

We have reviewed the accompanying financial statements of TipSnaps, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of stockholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 8, 2022
Los Angeles, California

TIPSNAPS, INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,	**2021**	**2020**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 3,020	$ 197,371
Accounts and other receivables	1,431	5,367
Prepaid expenses	-	2,800
Total current assets	**4,451**	**205,538**
Total assets	**$ 4,451**	**$ 205,538**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Credit Cards	$ 7,378	$ -
Due to related party	34,351	19,092
Total current liabilities	**41,729**	**19,092**
Simple Agreement for Future Equity (SAFEs)	200,000	200,000
Total liabilities	**241,729**	**219,092**
STOCKHOLDERS EQUITY		
Common Stock	500	-
Additional Paid in Capital	7,900	-
Member's capital	-	8,300
Capital distributions	(40,979)	(36,645)
Retained earnings	14,791	60,462
Net Income	(219,490)	(45,671)
Total Stockholders' Equity	**(237,278)**	**(13,554)**
Total Liabilities and Stockholders' Equity	**$ 4,451**	**$ 205,538**

See accompanying notes to financial statements.

TIPSNAPS, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
Net revenue	$	184,974	$	332,090
Cost of revenue		198,673		299,621
Gross profit		(13,698)		32,469
Operating expenses				
General and administrative		168,301		65,876
Technology and development		29,107		10,948
Sales and marketing		9,155		809
Total operating expenses		206,562		77,633
Operating income/(loss)		(220,261)		(45,164)
Interest expense		-		-
Other Loss/(Income)		(771)		507
Income/(Loss) before provision for income taxes		(219,490)		(45,671)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	$	**(219,490)**	$	**(45,671)**

See accompanying notes to financial statements.

TIPSNAPS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Amount	Additional Paid in Capital	Member's Capital	Member's Distributions	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2019					$ (36,645)	$ 60,462	$ 23,817
Capital contributions (distributions)	-			8,300	-	-	8,300
Net Income (Loss)					-	(45,671)	(45,756)
Balance at December 31, 2020	-			8,300	(36,645)	14,791	(13,554)
Capital contributions (distributions)				100	(4,334)		(4,234)
Conversion from LLC into C Corp	5,000,000	$ 500	$ 7,900	(8,400)		-	-
Net Income (Loss)					-	(219,490)	(219,490)
Balance at December 31, 2020	**5,000,000**	**$ 500**	**$ 7,900**	**-**	**$ (40,979)**	**$ (204,699)**	**$ (237,278)**

See accompanying notes to financial statements.

TipSnaps, Inc.
Statements of Cash Flows
(Unaudited)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(219,490)	$	(45,671)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Accounts receivable		3,936		8,178
Due from related party		-		6,139
Prepaid expenses		2,800		-
Due to related party		15,258		19,092
Credit Cards		7,378		
Net cash provided/(used) by operating activities		**(190,117)**		**(12,262)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of fixed assets		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital contributions (distributions)		(4,234)		8,300
Borrowing on Simple Agreement for Future Equity (SAFEs)		-		200,000
Net cash provided/(used) by financing activities		**(4,234)**		**208,300**
Change in cash		(194,351)		196,038
Cash—beginning of year		197,371		1,333
Cash—end of year	$	**3,020**	$	**197,371**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

TIPSNAPS Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2021 and 2020

1. NATURE OF OPERATIONS

TipSnaps Inc. ("the Company") was formed on March 30, 2017, as LLC under the laws of the State of Delaware. On June 1, 2021, the Company converted from LLC into C Corp in the state of Delaware. The financial statements of TipSnaps Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in West Orange, New Jersey.

The Company is an online platform for social media influencers to monetize their following, by allowing influencers to sell exclusive content to followers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31. The Company's functional currency is United States Dollars and financial statement presentation is in United States Dollars.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. On December 31, 2021 and 2020, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts that may at times, exceed federal insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Receivables and Credit Policy

Accounts receivables are recorded at the amount the Company expects to collect. The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable accounts considered at risk or uncollectible. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance. On December 31, 2021, and 2020, the Company determined no allowance for uncollectible accounts was necessary.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2021, and 2020, the Company recognized $894 and $825 in advertising costs, respectively.

Income Taxes

TipSnaps Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

Revenue is recognized when control of the promised product or service (product) is transferred to our customers, in an amount reflecting the consideration we expect to be entitled to in exchange for such product.

We typically receive payment at the time of sale, the purpose of which is to provide our customers with a simplified and predictable way of purchasing our products. We have determined that our contracts do not include a significant financing component. Payments received in advance of our performance are recorded as deferred revenue. Revenue is recognized net of allowances for returns and applicable transaction-based taxes collected from customers.

Our products are generally sold with a right of return within our policy, which are accounted for as variable consideration when estimating the amount of revenue to recognize. Refunds are estimated at contract inception using the expected value method based on historical refund experience and updated each reporting period as additional information becomes available and only to the extent it is probable a significant reversal of any incremental revenue will not occur. Refunds result in a reduced amount of revenue recognized over the contract term of the applicable product.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs related to incorporation, are expensed as incurred.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers. ASU 2014-09 is a comprehensive revenue recognition standard that will supersede nearly all existing revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows
arising from customer contracts, including significant judgments and changes in judgments and assets recognized
from costs incurred to obtain or fulfill a contract.

In June 2020, the FASB issued ASU 2020-05, which defer the effectivity of ASU 2014-09, for one year, the required effective date of revenue for certain entities that have not yet issued their financial statements (or made financial statements available for issuance) reflecting the adoption of Revenue. Those entities may elect to adopt the guidance for annual reporting periods beginning after December 15, 2019, and for interim reporting periods within annual reporting periods beginning after December 15, 2020. Those entities may elect to follow the original effective date of annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019.

The Company is in the process of evaluating the impact of ASU 2020-05 on the Company's financial statements and disclosures.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

3.   RELATED PARTY TRANSACTIONS

During the years ended December 31, 2021, and 2020, the Company's sole member processed transactions on the Company's behalf. On December 31, 2021 and 2020, this activity resulted in a related party payable of $34,351 and $19,177, respectively. These transactions are noninterest bearing and have no maturity date.

4.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock with par value of $0.0001. As of December 31, 2021, 5,000,000 shares have been issued and are outstanding.

5.   DEBT

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms is as follows:

SAFE(s)	Borrowing Period	Valuation Cap	As of Year Ended December 31,	
			2021	2020
Creators Fund, LLC - SAFE	12.28.2020	$ 1,500,000	$ 150,000	$ 150,000
Daniel Pomp Revocable Trust - SAFE	12.28.2020	$ 1,500,000	$ 50,000	$ 50,000
Total SAFE(s)			**$ 200,000**	**$ 200,000**

If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the SAFE Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of proceeds, due and payable to the investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

6.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020 consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (60,634)	$ -
Valuation Allowance	60,634	-
Net Provision for income tax	**$ -**	**$ -**

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(60,634)	$	-
Valuation Allowance		60,634		-
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $219,440, and the Company had state net operating loss ("NOL") carryforwards of approximately $219,440. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits. The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through April 8, 2022, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

9. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $220,261, an operating cash flow loss of $190,117, and liquid assets in cash of $3,020, which less than a year's worth of cash reserves as of December 31, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT B

Offering Page found on Intermediary's Portal.



Company Name	TipSnaps
Logo	
Headline	Enabling overlooked Creators + underserved Fans in the Creator Economy
Slides	


tipsnaps.com
BRINGING EQUITY TO THE CREATOR ECONOMY
Jane Cooper
$30
Message
Tip
Make Up Artist - Teach Us Your Daily Routine!
Participate in Crowdfunding
tipsnaps.com


tipsnaps.com
Natural Hair & Beauty
Comedians
Athletes
Jonet w
$30
Message
Tip
Home
tipsnaps.com


TIP POOLS
By tipsnaps
2 Beefing Rappers Battle Live On TipSnaps
Female Track-Star Athlete - Teach Us Your 100m Dash Technique
Make Up Artist - Teach Us Your Daily Routine!
Participate in Crowdfunding
CROWDFUNDING FOR CONTENT
tipsnaps.com



Tags	Crowd SAFE, Companies, Coming Soon, Creator Economy, Social Impact, Black Founders

Pitch text	## Summary

- Technical, capital-efficient, black founders—bootstrapped until 2021
- Nearly $2M in gross sales since launch
- 450K registered users, ~8M unique visitors since launch
- Focus on overlooked Creators: Black hair & beauty, athletes, comedians
- TipPools = Evolution of the Creator Economy | "Fans Crowdfund for Content"

Problem

The creator economy is overlooking diverse Creators of color


tipsnaps.com
OVERLOOKED
CREATOR NICHES
Natural Hair & Beauty
Athletes
Social Media Comedians
tipsnaps.com

The creator economy has overlooked valuable and influential segments of the marketplace (particularly **Black and Brown Creators**) who drive culture on social media & over-index from a usage perspective. These Creators are **taken for granted** by incumbent platforms which are slow to activate subscription monetization and often do not offer ad revenue splits.

Fans are treated as an afterthought


tipsnaps.com
Fans have
NO
'VOICE'
Fans are stuck in the comment section / DMs with NO voice to request the content they ACTUALLY want to see from their favorite creator
tipsnaps.com

Creators dictate the price, duration, and the frequency of their content. Fans are '*left in the comments & DMs*' with a "take it or leave it" deal. Fans have no leverage. Imagine if fans could collectively come together and request content they actually wanted! #PowerToTheFans

Solution

#BlackOwned platform that promises Equity to Creators and Fans alike

*TipSnaps' mission is to be the **platform of choice for culture-driving creators**, with a particular focus for creators of color, a historically underserved segment of the market.*

1. Service overlooked niches with a focused experience


tipsnaps.com
Natural Hair & Beauty
Comedians
Athletes
tipsnaps.com

2. Enable Fans to collectively have a voice by crowdfunding for content *#PowerToTheFans*


TIP POOLS
By tipsnaps
2 Beefing Rappers Battle Live On TipSnaps
Female Track-Star Athlete - Teach Us Your 100m Dash Technique
Make Up Artist - Teach Us Your Daily Routine!
Participate in Crowdfunding
CROWDFUNDING FOR CONTENT
tipsnaps.com

Product

Creators & Fans first

Promoting Creators of color who are overlooked by incumbent platforms | Empowering Fans to request the content they ACTUALLY want!

TipSnaps - Product Features


tipsnaps.com
Up To 90% Of Revenue For Creators
Monthly Subscriptions- Weekly Payouts
Profile Customization
Tipping / Paid Private Messages
Chef Khalid
@ChefKhalid
$30 /month
Message
Tip
Home
tipsnaps.com


tipsnaps.com
Crowdfunding for Content
Monthly Upload Guarantees For Fans
Global payments / KYC / Fraud Prevention
Video, Audio, Images, Live Streaming
Jane Cooper
@JaneCooper
$30 /month
Chef Khalid
@ChefKhalid
Message
Tip
Home
tipsnaps.com

Capabilities

- Monthly Subscriptions
- Weekly Payouts to Creators
- Profile Customization

- Tipping /Paid Private Messages / Live Streaming
- Crowdfunding for Content
- Monthly upload guarantee for Fans
- Global Payments Stack / KYC / Fraud Prevention

TipPools - How it works?

Trailblazing a 'new category' within the Creator Economy. Think Change.org or GoFundMe—for social media & the Creator Economy! Gives fans the power to rally together for content they actually want to see.


1 Fans Create TipPool Idea
2 Crowfund money & offer to Creator
TIP POOLS
Fans
4 Deliver Content to Fans
3 Creator Accepts Pool & Create Content
TIP POOLS
tipsnaps
Creator
Fans

- High virality component, fueled by trending and culture-shifting topics and content. Platform switching opportunity from incumbent platforms.
- Low fan risk. No credit card transaction unless the creator accepts the offer! Only contributors get to see the content if fulfilled.

Traction

Not a theory, we have traction



Early Traction

- Launched in 2017 | Creator Economy Pioneers
- Capital-Efficient: **100% bootstrapped** until Jan 2021

  - Developed, Launched, Go-to-Market in 2017 - organically grew to 300k+ Registered users with ZERO FUNDING. Fully bootstrapped.

2021 Traction

- **663k** Unique Visitors to site in 2021
- **2M+** Pageviews
- **25k** Registered Users in 2021
- **~4k** Registered Creators in 2021
- $172k in Gross Marketplace Volume 2021

In 2020, TipSnaps recognized massive inequities within the Creator Economy where content Creators of Color were being undervalued and mistreated on social media platforms. Thus, we decided to pivot our focus to highlight content Creators of Color and ensure that they had a platform that valued and supported their creativity.

Utilizing growth hacks, direct outreach, and our creator ambassadorship program, TipSnaps has helped Creators of Color truly recognize the value of direct

monetization. Using our subscription-based model, creators have successfully optimized their monthly revenue streams. Our revenue over the last 6 months has remained steady, as we continue to onboard many diverse creators, all while creators become less reliant on brand deals and begin to fully utilize the direct monetization.



We are positioned to experience exponential growth, as we expect a massive network effect within our target niches. Since these are untapped markets, when 10-20 large creators within the niche adopt TipSnaps, the adoption will rapidly and broadly spread amongst the niche. The Revenue forecasts visualized below demonstrates this growth as we continue to onboard diverse creators who have yet to begin directly monetizing their content. Conservatively estimating $1,200/year per creator, we expect to see substantial year-over-year growth.



As an additional revenue opportunity for the company; TipPools is a completely untapped market with massive growth potential and we anticipate full adoption of this concept across all content niches by 2025. We conservatively project 100 TipPools to be converted and executed by the end of 2022 and we are forecasting that over the next 3 years TipPools will gain broad adoption across all online fan communities. We estimate very conservatively that there will be 25K TipPools in the calendar year 2025, with a conservative TipPool value of $3,000. You can imagine TipPools for large celebrities which run into the hundreds of thousands or millions of dollars.



Customers

The case for direct monetization for Creators

Opportunity: Every creator niche needs a HOME to directly monetize! Green open fields of untapped niches!





YouTube
Actual YouTube Earnings
[Monthly] AVG CPM: $ 1.68-$ 5.2
tipsnaps.com
Avg. 7-8X Earnings!
Potential TipSnaps Earnings
[Monthly] w/ only 1% of Fan conversion @ $10.00/mo. behind subscription paywall
Natural Hair & Beauty
Melissa Denise
217k Subscribers
6M+ Views on YouTube
$308 /mo
$21,700 /mo
Isimeme Edeko
858k Followers
68M+ Views on YouTube
$5,412 /mo
$85,200 /mo
NCAA
NCAA Athletes
Spencer Rattler
383k Followers Instagram
$0/mo
$38,300 /mo
Typically No YouTube
Masai Russell
156k Followers Instagram
$50 /mo
$15,600 /mo
Comedians
Shay Moore
130k Followers Instagram
$2 /mo
$13,000 /mo













@EMANIMARIE
@CLEOPATRALEE
HAIR & BEAUTY CREATOR
YOGA & LIFESTYLE CREATOR
EXAMPLE CREATORS USING TIPSNAPS

Fans yearn to Crowdfund for content

but do not know it yet...

Crowdfunding has penetrated almost every area of the internet, except for social media content. **The Creator Economy is the next breakthrough sector for crowdfunding.** Every fan community can and will leverage TipPools to pool money together and offer it to their favorite creator in exchange for content they actually want to see! And it's ALL Fan-Initiated! The Fans do not need the permission of a creator to start a TipPool and there are zero-risks, as **NO credit cards are charged unless the creator accepts the TipPool challenge!**

Fans now have input on the content THEY want to see - This is REVOLUTIONARY!


tipsnaps.com
CROWDFUNDING
ACROSS SECTORS
CHARITY
CREATIVE
EQUITY / STARTUPS
SOCIAL MEDIA
& CREATOR ECONOMY
REAL ESTATE
gofundme
FundRazr
FUNDLY
TIP POOLS
KICKSTARTER
INDIEGOGO
FUNDRISE
REALTYMOGUL
Republic
WEFUNDER
CROWDSTREET
SEEDRS
start engine
tipsnaps.com

Business Model


tipsnaps.com
BUSINESS MODEL
WE TAKE A 10% FEE ON ALL TRANSACTIONS
tipsnaps.com
Monthly Subscription
Paid Private Messaging
"Tipping"
TIP POOLS
by tipsnaps
Crowdfunding for Content Challenges
Fan Feedback Loop
tipsnaps.com

“With the internet and YouTube, there’s always the concern of being demonetized and having your channel canceled, so people are always looking for alternative ways to earn money,” YouTuber Joshua Wanders said in an interview with New York Times. “You never know where the platforms are going to take you at the end of the day.”



Mission-driven platform attracts Creators
Tighter Focus + Lower Rates = Creator Retention
Creator Network Effect & Mass Acquisition
Fan Acquisition
Revenue Growth
tipsnaps
TipPool Network Effect & Mass Adoption
Fan Exploration of TipPools
TIP POOLS
By tipsnaps
TipPool Virality & Validation by Fandom Communities
Creator Execution & Validation of TipPools
Additional Revenue Stream

Market

$15B+ TAM


tipsnaps.com
TOTAL ADDRESSABLE MARKET
Pets
Hair & Beauty
10B+
UNTAPPED NICHES
Children Influencers
NCAA Athletes
Comedy
TAM
15B+
5B+
TIP POOLS
Crowdfunding
For content
When untapped Niches recognize the optimal earning potential on their content through direct subscription monetization, they will activate in droves.
tipsnaps.com


tipsnaps.com
TOTAL ADDRESSABLE MARKET
Creator Economy = $104B+
There are now 50 Million Content Creators
46.7M Amateurs
2M+ Professionals
500K
30M
2.7M
2M
Other
500K
1M
Others
200K
300K
Amateur Creators
Professional Creators
tipsnaps.com

Mainstream, untapped niches of Creators will lean into direct subscription monetization over the next 5 years. Currently Creators simply associate a platform to the action "I do YouTube." "I do Instagram." Soon they will say "I create and sell content for a living". They will favor and be loyal to the platforms that optimally enable them to monetize and best aligns with their personal brands. We will see a shift in Revenue sources for creators to primarily be powered by their Subscription paywalls.

—





Scraped data on incumbent platforms proves the opportunity

We scraped incumbent platforms via hashtags such as **#blackhair #ncaaathlete #blackcomedian** and the results were staggering, but expected by us.


tipsnaps.com
UNTAPPED NICHE COMMUNITIES
508M Posts
575M Videos
142B Views
NCAA Athletes
#ncaaathlete #ncaa
#collegeathletics
#collegeathletes
#femaleathlete
#athletesdatingathlete
#naturalhair
#protectivestyles
#naturalhairstyles
#curlyhair
#blackgirlmagic
Hair & Beauty
1.2B Posts
1.6B Videos
220B Views
992M Posts
14B Videos
9.6T Views
Comedy
#blackcomedian
#comedian
#blackcomedy
#comedy
#blackcomedians
Huge Volume of Content NOT being monetized via subscription! These Niches need a "Platform Home"
tipsnaps.com

Fan Initiated TipPools = $5B Market by 2023

Conservatively estimating that "Crowdfunding for Content" is worth 10% of the volume from Onlyfans + Patreon alone—let alone the broader creator economy.

$10B+ per year by 2023

Considering the broad application of tip pools and fan driven crowdfunding for content; tip pools will span across all social networks and all niches. Natural evolution for the creator economy.

Competition

TipSnaps value proposition

- TipSnaps offers a tighter focus, greater customization, and a better rate for Creators to set up a subscription business.
- TipSnaps offers the first Fan feedback loop through TipPools for Fans to crowdfund for content!


tipsnaps.com
GENERIC PLATFORMS
Ko-fi
cameo
PATREON
gumroad
fansly
fanhouse
OnlyFans
PROMOTING BLACK & BROWN CREATORS
tipsnaps.com
TIP POOLS
tipsnaps
Crowdfunding For content
tipsnaps.com

Vision

Use of funds

Focusing on capturing untapped niches and TipPool adoption


tipsnaps.com
Engineering
30%
Support / G&A
10%
60%
Growth / Social Marketing
Growth / Social Marketing 60%
Engineering 30%
Support/ G&A 10%
tipsnaps.com

Our primary objective is community growth. We have 3 amazing Gen Z growth managers we're ready to hire to help us drive growth in building community and capturing the niches we care about. The platform is LIVE and scale-ready now!

1-2x Growth Managers to focus on target niches:

- Black / Natural Hair & Beauty
- Athletes

- Instagram Comedians

Q2 '22

Laser focus on driving adoption of TipPools within valuable Fandom/communities.

- TikTok fashion & beauty fans
- TikTok comedian fans
- Instagram models fans
- Instagram & TikTok NCAA athletes fans
- Mega celebs/TMZ style fans

Q3'22

Focus on strategic partnerships, Creator Education and "White Glove" Creator support.

Target key strategic partnerships:

- Black/Natural beauty brand
- Comedy brand partnership
- NCAA Collegiate Program Partnership

Q4 '22

Key feature rollouts:

- Domain Registrar - Enable Creator Domain Registration within App
- Creator Monthly Asset Upload Minimums
- Brand Affiliate program
- NFTs -

Live Events & Partnerships:

- "TipSnaps: For the Culture" Creator Conferences —NYC/LA/ATL/Houston
- TipSnaps Producer Program (linking up Creators with local Videographers/Photographers)
- Creator Meet & Greets (Facilitating Fan Meet & Greets in major metros within the US)

Investors



Founders



Lyonel Dougé

CEO/CTO

University of Pittsburgh - BS in Computer Engineering/Science

12+ years experience in enterprise IT/software engineering - with a proven track record of delivering digital products for Fortune 500 companies.

Background. Digital Product Management | Johnson & Johnson,

Managed web platform where 500+ J&J Consumer websites hosted (including listerine.com, johnsonsbaby.com & aveeno.com)

Software Engineer @ Sony Music & ViacomCBS & NFL

Lyonel personally developed and launched TipSnaps v1 single-handedly while holding a full time Product Manager job @Johnson and Johnson.

Forced to moonlight nights and weekends because of no access to venture capital. Bootstrapped from 2017-2021 without any angel funding.



Vic Boddie Ph.D.

COO

HBCU Graduate - Hampton University (B.S.) and Howard University - Microbiology (Ph.D.)

FDA - 9+ years | Supervisor - Science, Policy, and Consumer Health Expert

Chairman of the Diversity, Equity, and Inclusion (DEI) council at the FDA

Consulted in Business Development & Growth Marketing for several startups prior to joining TipSnaps in 2021 as a Co-Founder

Team

	Ralph Villanueva	Support Lead
	Eduard Sargsyan	Developer
	Artur Edylin	Developer

	Lyonel Douge	Founder/CTO
	Vic Boddie, Ph.D.	Co-Founder/COO
	Aaron Pempel	Advisor - Nike
	Aaron Samuels	Advisor - Co-Founder, Blavity Inc.
	Ellis Taliaferro	Architect / Technical Advisor
	Darla Vaughn	Advisor - Emerson Collective

Perks

$1,000	Receive a 1-month subscription to any creator of your choosing on TipSnaps on us!
$10,000	All of the above. Invite to our exclusive annual NYC Christmas party!
$25,000	All of the above. Custom TipSnaps artwork with your name + "For the Culture" logo

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.
What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

TIPSNAPS INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2022

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], TipSnaps Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $15,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price** (as defined below).

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly

notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

      (b)   **Liquidity Event**.

      (i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

      (ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

      (iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

      Not withstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

      (c)   **Dissolution Event**.   If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

      (d)   **Termination**.   This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a non-voting series of Capital Stock that is otherwise identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

> (i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company; and

> (ii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company..

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs..

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)　The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)　The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)　The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)　No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)　The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

        (f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

        (g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

        (h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

        (i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

        (j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

        (k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the purchase of this Crowd SAFE.

(b)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be within twenty-five (25) miles of the Company's principal place of business. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

TIPSNAPS INC.

By:
Name: Lyonel Douge
Title: Chief Executive Officer
Address: 16192 Coastal Highway, Lewes, DE, United States
Email: ldouge@tipsnaps.com

INVESTOR:
By:
Name:

Nominee Rider and Waiver

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2022 issued by TIPSNAPS INC. (the "**Security**"), to receive all notices and communications on behalf of the Investor, cause the Security or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian, and, to the extent the Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently at the direction of the Chief Executive Officer of TipSnaps Inc. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the purchasers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, using the last known contact information of such Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's personally identifiable information for these purposes during the Term and Investor acknowledges that the use of such personally identifiable information is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **NOMINEE:**

                                                       Republic Investment Services LLC

By: By:

Name: Name: Youngro Lee , CEO

Date: Date:

COMPANY:

TIPSNAPS INC.

By:

Name: Lyonel Douge

Date:

EXHIBIT D

Video Transcript

Subtitles

Speaker 1: [00:00:01] Hi, my name is Lyonel Dougé. I'm the CEO and founder of TipSnaps. Welcome to our campaign on Republic!🙏

Speaker2: [00:00:08] Hey everybody, this is Dr. Vic Boddie, COO, Co-founder of TipSnaps. Welcome to our page on Republic. We're excited that you're here.✊

Speaker3: [00:00:16] So what is TipSnaps? TipSnaps is a creator monetization platform that enables any creator to sell a monthly subscription to their content. So while the creator economy as a sector is broadly accepted and well defined, we have found specific markets within the creator economy who are underserved and we aim to service them better. TipSnaps wants to focus on creators of color 🤑🤑🤑, specifically natural black hair and beauty creators on YouTube, NCAA Athletes, Comedians of color, children influencers of color. We want to ensure that niches of creators who don't currently have a home in terms of monetizing their content directly have a home at TipSnaps.

We value those niches. We value those creators because we come from the same places that they're from. We want to ensure that they have the best rate, the best features, and the most value proposition for their creativity.

Speaker2: [00:01:14] We recognized very early on that there were inequities in the creator economy and that black and brown creators would suffer the most from these inequities. So we built our platform in essence to support all creators, but particularly to highlight and uplift creators of color. And that's our goal. That's our focus is to support content creators of color because it's imperative that we have more equity in the creator economy, as we see now there are tons of studies that are out there suggesting that black and brown content creators are making less than their white counterparts. This is unfortunate and tragic. The majority of social media platforms are over indexed with black and brown creators, and we know that if there are inequities in the creator economy, there's going to be a generational and systemic racial wealth gap that occurs.

Speaker1: [00:02:02] So how does TipSnaps work? It's really straightforward. As a creator, you set up a profile within a few seconds. You upload content, you set your category, you set your monthly subscription price and now you have a unique URL, which you could share out across your entire social media ecosystem. And now your fans can subscribe there. So TipSnaps is additive. We are not looking to replace all the incumbent platforms. We're looking to serve as your paywall as a creator to most optimally monetize your fan base.

Speaker3: [00:02:33] So this isn't a theory. We have traction. ✊ Bootstrapped✊ WE HAVE TRACTION! We have 450k REGISTERED USERS users on the platform, bootstrapped!👊 We've paid out **$2M** to creators.👊 We built TipSnaps on nights and weekends while holding full time jobs and major Fortune 500 companies. We say that to express and kind of represent our grit and ability to execute, to develop, to gain traction with almost no money!

It shows our talent and it shows our drive and our passion behind the mission to ensure that creators of color, to ensure that people of color are finally getting equity where typically and historically there wasn't any.

Speaker2: [00:03:24] So TipSnaps has a really new feature, it's a fan engagement feature that we coined TipPools! TipPools allows you to request any content from your favorite content creator or influencer.

Speaker3: [00:03:35] Fans are literally pooling money together and requesting specific content from any creator on the internet! That's incredibly powerful.

Speaker1: [00:03:45] So you can just imagine the type of TipPools that the internet at scale will come up with. So imagine a thousand fans of a specific TikTok makeup or beauty creator asking for a routine or specific fashion secret that this creator would never expose.

Or you could think about a couple beefing rappers who are very public on social media that they've got a beef. Well, what if the collective communities come together, fund a TipPool to squash their beef and do a rap battle, or just do a song together?

Speaker3: [00:04:20] That's incredibly powerful! It's game changing. It flips a creator economy on its head. It shifts the paradigm from the creator, dictating the price of the content that they offer, versus a fan saying, We want specific content for this amount of money. This will take over the internet. This will drive adoption across every niche of content.

Speaker1: [00:04:43] So let's face it, unfortunately, there aren't many black owned and operated tech startups. The reason for that is that venture capital typically doesn't look to founders that look like us to fund, even if we have amazing ideas and amazing backgrounds to execute and pull it off. That's really unfortunate, but that's the reality. So that's one of the advantages of Republic. Raising with the crowd raising with like minded people who have the same vision and same values as you.

Our vision is to have a black owned and operated unicorn startup, with you know, a billion dollar or $2 billion valuation within the next three years. We believe, with our collective mission of supporting creators of color✊🏾, but also through TipPools, we believe we could achieve it.

But we need you. We need you to support us. We need to stop leveraging and utilizing platforms that don't care about us where we have no investment in. We have to start building and having ownership in our own platforms, and that's part of the vision.

So thank you for your consideration and potential investment in TipSnaps. Please share with your friends and colleagues and family. Please follow us on social media on Twitter @TipSnaps on Instagram, @TipSnaps.

We're very grateful for your consideration, and we hope that our vision and passion and our mission really inspires you. Thank you! 🙏🤛🤛🤛

EXHIBIT E

Testing the Waters



Republic

⌄

Company Name	TipSnaps
Logo	
Headline	Enabling overlooked Creators + underserved Fans in the Creator Economy
Slides	


tipsnaps.com
BRINGING EQUITY TO THE CREATOR ECONOMY
Make Up Artist - Teach Us Your Daily Routine!
Participate in Crowdfunding
Message
Tip
tipsnaps.com


tipsnaps.com
Natural Hair & Beauty
Comedians
Athletes
Message
Tip
tipsnaps.com


TIP POOLS
By tipsnaps
2 Beefing Rappers Battle Live On TipSnaps
Female Track-Star Athlete - Teach Us Your 100m Dash Technique
Make Up Artist - Teach Us Your Daily Routine!
Participate in Crowdfunding
CROWDFUNDING FOR CONTENT
tipsnaps.com



Tags	Coming soon, Creator Economy, Startups, Black founders, Social Impact

Pitch text

Summary

- Technical, capital-efficient, black founders—bootstrapped until 2021
- Nearly $2M in gross sales since launch
- 450K registered users, ~8M unique visitors since launch
- Focus on overlooked Creators: Black hair & beauty, athletes, comedians
- TipPools = Evolution of the Creator Economy | "Fans Crowdfund for Content"

Problem

The creator economy is overlooking diverse Creators of color


tipsnaps.com
OVERLOOKED
CREATOR NICHES
Natural Hair & Beauty
Athletes
Social Media Comedians
tipsnaps.com

The creator economy has overlooked valuable and influential segments of the marketplace (particularly **Black and Brown Creators**) who drive culture on social media & over-index from a usage perspective. These Creators are **taken for granted** by incumbent platforms which are slow to activate subscription monetization and often do not offer ad revenue splits.

Fans are treated as an afterthought


tipsnaps.com
Fans have
NO
'VOICE'
Fans are stuck in the comment section / DMs with NO voice to request the content they ACTUALLY want to see from their favorite creator
tipsnaps.com

Creators dictate the price, duration, and the frequency of their content. Fans are '*left in the comments & DMs*' with a "take it or leave it" deal. Fans have no leverage. Imagine if fans could collectively come together and request content they actually wanted! #PowerToTheFans

Solution

#BlackOwned platform that promises Equity to Creators and Fans alike

*TipSnaps' mission is to be the **platform of choice for culture-driving creators**, with a particular focus for creators of color, a historically underserved segment of the market.*

1. Service overlooked niches with a focused experience


tipsnaps.com
Natural Hair & Beauty
Comedians
Athletes
tipsnaps.com

2. Enable Fans to collectively have a voice by crowdfunding for content *#PowerToTheFans*


TIP POOLS
By tipsnaps
2 Beefing Rappers Battle Live On TipSnaps
Female Track-Star Athlete - Teach Us Your 100m Dash Technique
Make Up Artist - Teach Us Your Daily Routine!
CROWDFUNDING FOR CONTENT
tipsnaps.com

Product

Creators & Fans first

Promoting Creators of color who are overlooked by incumbent platforms | Empowering Fans to request the content they ACTUALLY want!

TipSnaps - Product Features


tipsnaps.com
Up To 90% Of Revenue For Creators
Monthly Subscriptions- Weekly Payouts
Profile Customization
Tipping / Paid Private Messages
Message
Tip
Home
tipsnaps.com


tipsnaps.com
Crowdfunding for Content
Monthly Upload Guarantees For Fans
Global payments / KYC / Fraud Prevention
Video, Audio, Images, Live Streaming
Message
Tip
Home
tipsnaps.com

Capabilities

- Monthly Subscriptions
- Weekly Payouts to Creators
- Profile Customization

- Tipping /Paid Private Messages / Live Streaming
- Crowdfunding for Content
- Monthly upload guarantee for Fans
- Global Payments Stack / KYC / Fraud Prevention

TipPools - How it works?

Trailblazing a 'new category' within the Creator Economy. Think Change.org or GoFundMe—for social media & the Creator Economy! Gives fans the power to rally together for content they actually want to see.


1 Fans Create TipPool Idea
2 Crowfund money & offer to Creator
TIP POOLS
Fans
4 Deliver Content to Fans
3 Creator Accepts Pool & Create Content
TIP POOLS
tipsnaps
Creator
Fans

- High virality component, fueled by trending and culture-shifting topics and content. Platform switching opportunity from incumbent platforms.
- Low fan risk. No credit card transaction unless the creator accepts the offer! Only contributors get to see the content if fulfilled.

Traction

Not a theory, we have traction



Early Traction

- Launched in 2017 | Creator Economy Pioneers
- Capital-Efficient: **100% bootstrapped**until Jan 2021

    - Developed, Launched, Go-to-Market in 2017 - organically grew to 300k+ Registered users with ZERO FUNDING. Fully bootstrapped.

2021 Traction

- **663k** Unique Visitors to site in 2021
- **2M+** Pageviews
- **25k** Registered Users in 2021
- **~4k** Registered Creators in 2021
- $172k in Gross Marketplace Volume 2021

In 2020, TipSnaps recognized massive inequities within the Creator Economy where content Creators of Color were being undervalued and mistreated on social media platforms. **Thus, we decided to pivot our focus to highlight content Creators of Color and ensure that they had a platform that valued and supported their creativity.**

Utilizing advertising campaigns, direct outreach, and our creator ambassadorship program, TipSnaps has helped Creators of Color recognize the value of utilizing our subscription model to optimize their monthly revenue stream.

Additionally, we launched our new fan-engagement feature TipPools in late 2021. **TipPools is a unique and untapped revenue stream with massive growth potential and we anticipate full adoption of the concept across all content niches by 2023.**



As we continue onboarding diverse content creators, we anticipate a massive Creator Network Effect (similar to our growth between 2017- 2018) which can be visualized in the Revenue Forecast below.

Conservatively estimating $1200/year per content creator, we expect to see exponential revenue grow year-over-year.



Customers

The case for direct monetization for Creators

Opportunity: Every creator niche needs a HOME to directly monetize! Green open fields of untapped niches!


YouTube
Actual YouTube Earnings
[Monthly] AVG CPM: $ 1.68-$ 5.2
tipsnaps.com
Avg. 7-8X Earnings!
Potential TipSnaps Earnings
[Monthly] w/ only 1% of Fan conversion @ $10.00/mo. behind subscription paywall
Natural Hair & Beauty
Melissa Denise
217k Subscribers
6M+ Views on YouTube
$308 /mo
$21,700 /mo
Isimeme Edeko
858k Followers
68M+ Views on YouTube
$5,412 /mo
$85,200 /mo
NCAA
NCAA Athletes
Spencer Rattler
383k Followers Instagram
$0/mo
$38,300 /mo
Typically No YouTube
Masai Russell
156k Followers Instagram
$50 /mo
$15,600 /mo
Comedians
Shay Moore
130k Followers Instagram
$2 /mo
$13,000 /mo

Fans yearn to Crowdfund for content

but do not know it yet...

Crowdfunding has penetrated almost every area of the internet, except for social media content. **The Creator Economy is the next breakthrough sector for crowdfunding.** Every fan community can and will leverage TipPools to pool money together and offer it to their favorite creator in exchange for content they actually want to see! And it's ALL Fan-Initiated! The Fans do not need the permission of a creator to start a TipPool and there are zero-risks, as **NO credit cards are charged unless the creator accepts the TipPool challenge!**

Fans now have input on the content THEY want to see - This is REVOLUTIONARY!



Business Model



"With the internet and YouTube, there's always the concern of being demonetized and having your channel canceled, so people are always looking for alternative ways to earn money," YouTuber Joshua Wanders said in an interview with New York Times. "You never know where the platforms are going to take you at the end of the day."


Mission-driven platform attracts Creators
Tighter Focus + Lower Rates = Creator Retention
Creator Network Effect & Mass Acquisition
Fan Acquisition
Revenue Growth
tipsnaps
Fan Exploration of TipPools
TipPool Network Effect & Mass Adoption
TIP POOLS
By tipsnaps
TipPool Virality & Validation by Fandom Communities
Creator Execution & Validation of TipPools
Additional Revenue Stream

Market

$15B+ TAM


tipsnaps.com
TOTAL ADDRESSABLE MARKET
Pets
Hair & Beauty
10B+
UNTAPPED NICHES
Children Influencers
NCAA Athletes
Comedy
TAM
15B+
5B+
TIP POOLS
Crowdfunding
For content
When untapped Niches recognize the optimal earning potential on their content through direct subscription monetization, they will activate in droves.
tipsnaps.com


tipsnaps.com
TOTAL ADDRESSABLE MARKET
Creator Economy = $104B+
There are now 50 Million Content Creators
46.7M Amateurs
2M+ Professionals
500K
30M
2.7M
2M
Other
500K
1M
Others
200K
300K
Amateur Creators
Professional Creators

Mainstream, untapped niches of Creators will lean into direct subscription monetization over the next 5 years. Currently Creators simply associate a platform to the action "I do YouTube." "I do Instagram." Soon they will say "I create and sell content for a living". They will favor and be loyal to the platforms that optimally enable them to monetize and best aligns with their personal brands. We will see a shift in Revenue sources for creators to primarily be powered by their Subscription paywalls.

—





The above graph is TipSnaps Inc. claim, not related to CB Insights analysis from May 2021

Scraped data on incumbent platforms proves the opportunity

We scraped incumbent platforms via hashtags such as **#blackhair #ncaaathlete #blackcomedian** and the results were staggering, but expected by us.


tipsnaps.com
UNTAPPED NICHE COMMUNITIES
508M Posts
575M Videos
142B Views
NCAA Athletes
#ncaaathlete #ncaa
#collegeathletics
#collegeathletes
#femaleathlete
#athletesdatingathlete
#naturalhair
#protectivestyles
#naturalhairstyles
#curlyhair
#blackgirlmagic
Hair & Beauty
1.2B Posts
1.6B Videos
220B Views
992M Posts
14B Videos
9.6T Views
Comedy
#blackcomedian
#comedian
#blackcomedy
#comedy
#blackcomedians
Huge Volume of Content NOT being monetized via subscription! These Niches need a "Platform Home"
tipsnaps.com

Fan Initiated TipPools = $5B Market by 2023

Conservatively estimating that "Crowdfunding for Content" is worth 10% of the volume from Onlyfans + Patreon alone—let alone the broader creator economy.

$10B+ per year by 2023

Considering the broad application of tip pools and fan driven crowdfunding for content; tip pools will span across all social networks and all niches. Natural evolution for the creator economy.

Competition

TipSnaps value proposition

- TipSnaps offers a tighter focus, greater customization, and a better rate for Creators to set up a subscription business.
- TipSnaps offers the first Fan feedback loop through TipPools for Fans to crowdfund for content!


tipsnaps.com
GENERIC PLATFORMS
Ko-fi
cameo
PATREON
gumroad
fansly
fanhouse
OnlyFans
PROMOTING BLACK & BROWN CREATORS
tipsnaps.com
TIP POOLS
tipsnaps
Crowdfunding
For content
tipsnaps.com

Vision

Use of funds

Focusing on capturing untapped niches and TipPool adoption


tipsnaps.com
Engineering
30%
Support / G&A
10%
60%
Growth / Social Marketing
Growth / Social Marketing 60%
Engineering 30%
Support/ G&A 10%
tipsnaps.com

Our primary objective is community growth. We have 3 amazing Gen Z growth managers we're ready to hire to help us drive growth in building community and capturing the niches we care about. The platform is LIVE and scale-ready now!

1-2x Growth Managers to focus on target niches:

- Black / Natural Hair & Beauty
- Athletes

- Instagram Comedians

Q2 '22

Laser focus on driving adoption of TipPools within valuable Fandom/communities.

- TikTok fashion & beauty fans
- TikTok comedian fans
- Instagram models fans
- Instagram & TikTok NCAA athletes fans
- Mega celebs/TMZ style fans

Q3'22

Focus on strategic partnerships, Creator Education and "White Glove" Creator support.

Target key strategic partnerships:

- Black/Natural beauty brand
- Comedy brand partnership
- NCAA Collegiate Program Partnership

Q4 '22

Key feature rollouts:

- Domain Registrar - Enable Creator Domain Registration within App
- Creator Monthly Asset Upload Minimums
- Brand Affiliate program
- NFTs -

Live Events & Partnerships:

- "TipSnaps: For the Culture" Creator Conferences —NYC/LA/ATL/Houston
- TipSnaps Producer Program (linking up Creators with local Videographers/Photographers)
- Creator Meet & Greets (Facilitating Fan Meet & Greets in major metros within the US)

Investors



Founders



Lyonel Dougé

CEO/CTO

BS, Computer Engineering University of Pittsburgh

Software Engineer & Product Manager. Past: Johnson + Johnson, Sony Music, Viacom, ESPN, NFL

Vic Boddie Ph.D.



COO

MS + Ph.D. Microbiology Howard University

Biz Dev Executive, Marketing Past: FDA

Team

	Ralph Villanueva	Support Lead
	Eduard Sargsyan	Developer
	Artur Edylin	Developer
	Lyonel Douge	Founder/CTO
	Vic Boddie, Ph.D.	Co-Founder/COO
	Aaron Pempel	Advisor - Nike
	Aaron Samuels	Advisor - Co-Founder, Blavity Inc.
	Ellis Taliaferro	Architect / Technical Advisor
	Darla Vaughn	Advisor - Emerson Collective

Perks

$1,000	Receive a 1-month subscription to any creator of your choosing on TipSnaps on us!
$10,000	All of the above. Invite to our exclusive annual NYC Christmas party!
$25,000	All of the above. Custom TipSnaps artwork with your name + "For the Culture" logo

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.
What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.



Company Name	TipSnaps
Logo	
Headline	Enabling overlooked Creators + underserved Fans in the Creator Economy
Slides	


tipsnaps.com
Jane Cooper
@JaneCooper
$30 /month
Bio
Beauty and skincare videos uploaded Tues/Fri/Sun for the beauty lover in all of us! Leave comment for special shout out.
438 Posts
298 likes
Message
Tip
Make Up Artist - Teach Us Your Daily Routine!
Make-Up Artist
Target : $1,000.00
Remaining : $997.01
We LOVE your LOOK! Can you teach your fans in an exlusive video HOW you create those timeless looks!
Participate in Crowdfunding
BRINGING EQUITY TO THE CREATOR ECONOMY
tipsnaps.com


tipsnaps.com
Natural Hair & Beauty
Comedians
Athletes
Jonet w
@jonetwmakeup
$30 /month
Bio
Beauty and skincare videos uploaded Tues/Fri/Sun for the beauty lover in all of us! Leave comment for special shout out.
438 Posts
298 likes
Message
Tip
Home
tipsnaps.com


TIP POOLS
By tipsnaps
2 Beefing Rappers Battle Live On TipSnaps
Target : $10,000.00
Remaining : $9,997.01
Participate in Crowdfunding
Female Track-Star Athlete - Teach Us Your 100m Dash Technique
Target : $850.00
Remaining : $850.00
Make Up Artist - Teach Us Your Daily Routine!
CROWDFUNDING FOR CONTENT
tipsnaps.com



Tags	Coming soon, Creator Economy, Startups, Social Impact, Black founders

Pitch text	## Summary

- Technical, capital-efficient, black founders—bootstrapped until 2021
- Nearly $2M in gross sales since launch
- 450K registered users, ~8M unique visitors since launch
- Focus on overlooked Creators: Black hair & beauty, athletes, comedians
- TipPools = Evolution of the Creator Economy | "Fans Crowdfund for Content"

Problem

The creator economy is overlooking diverse Creators of color


tipsnaps.com
OVERLOOKED
CREATOR NICHES
Natural Hair & Beauty
Athletes
Social Media Comedians
tipsnaps.com

The creator economy has overlooked valuable and influential segments of the marketplace (particularly **Black and Brown Creators**) who drive culture on social media & over-index from a usage perspective. These Creators are **taken for granted** by incumbent platforms which are slow to activate subscription monetization and often do not offer ad revenue splits.

Fans are treated as an afterthought


tipsnaps.com
Fans have
NO
'VOICE'
Fans are stuck in the comment section / DMs with NO voice to request the content they ACTUALLY want to see from their favorite creator
tipsnaps.com

Creators dictate the price, duration, and the frequency of their content. Fans are '*left in the comments & DMs*' with a "take it or leave it" deal. Fans have no leverage. Imagine if fans could collectively come together and request content they actually wanted! #PowerToTheFans

Solution

#BlackOwned platform that promises Equity to Creators and Fans alike

*TipSnaps' mission is to be the **platform of choice for culture-driving creators**, with a particular focus for creators of color, a historically underserved segment of the market.*

1. Service overlooked niches with a focused experience


tipsnaps.com
Natural Hair & Beauty
Comedians
Athletes
tipsnaps.com

2. Enable Fans to collectively have a voice by crowdfunding for content *#PowerToTheFans*


TIP POOLS
By tipsnaps
2 Beefing Rappers Battle Live On TipSnaps
Female Track-Star Athlete - Teach Us Your 100m Dash Technique
Make Up Artist - Teach Us Your Daily Routine!
Participate in Crowdfunding
CROWDFUNDING FOR CONTENT
tipsnaps.com

Product

Creators & Fans first

Promoting Creators of color who are overlooked by incumbent platforms | Empowering Fans to request the content they ACTUALLY want!

TipSnaps - Product Features


tipsnaps.com
Up To 90% Of Revenue For Creators
Monthly Subscriptions- Weekly Payouts
Profile Customization
Tipping / Paid Private Messages


tipsnaps.com
Crowdfunding for Content
Monthly Upload Guarantees For Fans
Global payments / KYC / Fraud Prevention
Video, Audio, Images, Live Streaming

Capabilities

- Monthly Subscriptions
- Weekly Payouts to Creators
- Profile Customization

- Tipping /Paid Private Messages / Live Streaming
- Crowdfunding for Content
- Monthly upload guarantee for Fans
- Global Payments Stack / KYC / Fraud Prevention

TipPools - How it works?

Trailblazing a 'new category' within the Creator Economy. Think Change.org or GoFundMe—for social media & the Creator Economy! Gives fans the power to rally together for content they actually want to see.


1 Fans Create TipPool Idea
2 Crowfund money & offer to Creator
TIP POOLS
Fans
3 Creator Accepts Pool & Create Content
4 Deliver Content to Fans
TIP POOLS
tipsnaps
Creator
Fans

- High virality component, fueled by trending and culture-shifting topics and content. Platform switching opportunity from incumbent platforms.
- Low fan risk. No credit card transaction unless the creator accepts the offer! Only contributors get to see the content if fulfilled.

Traction

Not a theory, we have traction

Utilizing growth hacks, direct outreach, and our creator ambassadorship program, TipSnaps has helped Creators of Color truly recognize the value of direct monetization. Using our subscription-based model, creators have successfully optimized their monthly revenue streams. Our revenue over the last 6 months has remained steady, as we continue to onboard many diverse creators, all while creators become less reliant on brand deals and begin to fully utilize the direct monetization.



We are positioned to experience exponential growth, as we expect a massive network effect within our target niches. Since these are untapped markets, when 10-20 large creators within the niche adopt TipSnaps, the adoption will rapidly and broadly spread amongst the niche. The Revenue forecasts visualized below demonstrates this growth as we continue to onboard diverse creators who have yet to begin directly monetizing their content. Conservatively estimating $1,200/year per creator, we expect to see substantial year-over-year growth.



As an additional revenue opportunity for the company; TipPools is a completely untapped market with massive growth potential and we anticipate full adoption of this concept across all content niches by 2025. We conservatively project 100 TipPools to be converted and executed by the end of 2022 and we are forecasting that over the next 3 years TipPools will gain broad adoption across all online fan communities. We estimate very conservatively that there will be 25K TipPools in the calendar year 2025, with a conservative TipPool value of $3,000. You can imagine TipPools for large celebrities which run into the hundreds of thousands or millions of dollars.



Customers

The case for direct monetization for Creators

Opportunity: Every creator niche needs a HOME to directly monetize! Green open fields of untapped niches!


You Tube
Actual YouTube Earnings
[Monthly] AVG CPM: $ 1.68-$ 5.2
tipsnaps.com
Avg. 7-8X Earnings!
Potential TipSnaps Earnings
[Monthly] w/ only 1% of Fan conversion @ $10.00/mo. behind subscription paywall
Natural Hair & Beauty
Melissa Denise
217k Subscribers
6M+ Views on YouTube
$308 /mo
$21,700 /mo
Isimeme Edeko
858k Followers
68M+ Views on YouTube
$5,412 /mo
$85,200 /mo
NCAA
NCAA Athletes
Spencer Rattler
383k Followers Instagram
$0/mo
$38,300 /mo
Typically No YouTube
Masai Russell
156k Followers Instagram
$50 /mo
$15,600 /mo
Comedians
Shay Moore
130k Followers Instagram
$2 /mo
$13,000 /mo

Fans yearn to Crowdfund for content

but do not know it yet...

Crowdfunding has penetrated almost every area of the internet, except for social media content. **The Creator Economy is the next breakthrough sector for crowdfunding.** Every fan community can and will leverage TipPools to pool money together and offer it to their favorite creator in exchange for content they actually want to see! And it's ALL Fan-Initiated! The Fans do not need the permission of a creator to start a TipPool and there are zero-risks, as **NO credit cards are charged unless the creator accepts the TipPool challenge!**

Fans now have input on the content THEY want to see - This is REVOLUTIONARY!



Business Model



"With the internet and YouTube, there's always the concern of being demonetized and having your channel canceled, so people are always looking for alternative ways to earn money," YouTuber Joshua Wanders said in an interview with New York Times. "You never know where the platforms are going to take you at the end of the day."


Mission-driven platform attracts Creators
Tighter Focus + Lower Rates = Creator Retention
Creator Network Effect & Mass Acquisition
Fan Acquisition
Revenue Growth
tipsnaps
Fan Exploration of TipPools
TipPool Network Effect & Mass Adoption
TIP POOLS
By tipsnaps
TipPool Virality & Validation by Fandom Communities
Creator Execution & Validation of TipPools
Additional Revenue Stream

Market

$15B+ TAM


tipsnaps.com
TOTAL ADDRESSABLE MARKET
Pets
Hair & Beauty
10B+
UNTAPPED NICHES
Children Influencers
NCAA Athletes
Comedy
TAM
15B+
5B+
TIP POOLS
Crowdfunding
For content
When untapped Niches recognize the optimal earning potential on their content through direct subscription monetization, they will activate in droves.
tipsnaps.com


tipsnaps.com
TOTAL ADDRESSABLE MARKET
Creator Economy = $104B+
There are now 50 Million Content Creators
46.7M Amateurs
2M+ Professionals
500K
30M
2.7M
2M
Other
500K
1M
Others
200K
300K
Amateur Creators
Professional Creators
tipsnaps.com

Mainstream, untapped niches of Creators will lean into direct subscription monetization over the next 5 years. Currently Creators simply associate a platform to the action "I do YouTube." "I do Instagram." Soon they will say "I create and sell content for a living". They will favor and be loyal to the platforms that optimally enable them to monetize and best aligns with their personal brands. We will see a shift in Revenue sources for creators to primarily be powered by their Subscription paywalls.

—





Scraped data on incumbent platforms proves the opportunity

We scraped incumbent platforms via hashtags such as **#blackhair #ncaaathlete #blackcomedian** and the results were staggering, but expected by us.


tipsnaps.com
UNTAPPED NICHE COMMUNITIES
508M Posts
575M Videos
142B Views
NCAA Athletes
#ncaaathlete #ncaa
#collegeathletics
#collegeathletes
#femaleathlete
#athletesdatingathlete
#naturalhair
#protectivestyles
#naturalhairstyles
#curlyhair
#blackgirlmagic
Hair & Beauty
1.2B Posts
1.6B Videos
220B Views
992M Posts
14B Videos
9.6T Views
Comedy
#blackcomedian
#comedian
#blackcomedy
#comedy
#blackcomedians
Huge Volume of Content NOT being monetized via subscription! These Niches need a "Platform Home"
tipsnaps.com

Fan Initiated TipPools = $5B Market by 2023

Conservatively estimating that "Crowdfunding for Content" is worth 10% of the volume from Onlyfans + Patreon alone—let alone the broader creator economy.

$10B+ per year by 2023

Considering the broad application of tip pools and fan driven crowdfunding for content; tip pools will span across all social networks and all niches. Natural evolution for the creator economy.

Competition

TipSnaps value proposition

- TipSnaps offers a tighter focus, greater customization, and a better rate for Creators to set up a subscription business.
- TipSnaps offers the first Fan feedback loop through TipPools for Fans to crowdfund for content!


tipsnaps.com
GENERIC PLATFORMS
Ko-fi
cameo
PATREON
gumroad
fansly
fanhouse
OnlyFans
PROMOTING BLACK & BROWN CREATORS
tipsnaps.com
TIP POOLS
tipsnaps
Crowdfunding For content
tipsnaps.com

Vision

Use of funds

Focusing on capturing untapped niches and TipPool adoption


tipsnaps.com
Engineering
30%
Support / G&A
10%
60%
Growth / Social Marketing
Growth / Social Marketing 60%
Engineering 30%
Support/ G&A 10%
tipsnaps.com

Our primary objective is community growth. We have 3 amazing Gen Z growth managers we're ready to hire to help us drive growth in building community and capturing the niches we care about. The platform is LIVE and scale-ready now!

1-2x Growth Managers to focus on target niches:

- Black / Natural Hair & Beauty
- Athletes

- Instagram Comedians

Q2 '22

Laser focus on driving adoption of TipPools within valuable Fandom/communities.

- TikTok fashion & beauty fans
- TikTok comedian fans
- Instagram models fans
- Instagram & TikTok NCAA athletes fans
- Mega celebs/TMZ style fans

Q3'22

Focus on strategic partnerships, Creator Education and "White Glove" Creator support.

Target key strategic partnerships:

- Black/Natural beauty brand
- Comedy brand partnership
- NCAA Collegiate Program Partnership

Q4 '22

Key feature rollouts:

- Domain Registrar - Enable Creator Domain Registration within App
- Creator Monthly Asset Upload Minimums
- Brand Affiliate program
- NFTs -

Live Events & Partnerships:

- "TipSnaps: For the Culture" Creator Conferences —NYC/LA/ATL/Houston
- TipSnaps Producer Program (linking up Creators with local Videographers/Photographers)
- Creator Meet & Greets (Facilitating Fan Meet & Greets in major metros within the US)

Investors



Founders



Lyonel Dougé

CEO/CTO

**University of Pittsburgh - BS in Computer
Engineering/Science**

12+ years experience in enterprise IT/software engineering - with a proven track
record of delivering digital products for Fortune 500 companies.

Background. Digital Product Management | Johnson & Johnson,

Managed web platform where 500+ J&J Consumer websites hosted (including listerine.com, johnsonsbaby.com & aveeno.com)

Software Engineer @ Sony Music & ViacomCBS & NFL

Lyonel personally developed and launched TipSnaps v1 single-handedly while holding a full time Product Manager job @Johnson and Johnson.

Forced to moonlight nights and weekends because of no access to venture capital. Bootstrapped from 2017-2021 without any angel funding.



Vic Boddie Ph.D.

COO

HBCU Graduate - Hampton University (B.S.) and Howard University - Microbiology (Ph.D.)

FDA - 9+ years | Supervisor - Science, Policy, and Consumer Health Expert

Chairman of the Diversity, Equity, and Inclusion (DEI) council at the FDA

Consulted in Business Development & Growth Marketing for several startups prior to joining TipSnaps in 2021 as a Co-Founder

---

Team

	Ralph Villanueva	Support Lead
	Eduard Sargsyan	Developer
	Artur Edylin	Developer

	Lyonel Douge	Founder/CTO
	Vic Boddie, Ph.D.	Co-Founder/COO
	Aaron Pempel	Advisor - Nike
	Aaron Samuels	Advisor - Co-Founder, Blavity Inc.
	Ellis Taliaferro	Architect / Technical Advisor
	Darla Vaughn	Advisor - Emerson Collective

Perks

$1,000	Receive a 1-month subscription to any creator of your choosing on TipSnaps on us!
$10,000	All of the above. Invite to our exclusive annual NYC Christmas party!
$25,000	All of the above. Custom TipSnaps artwork with your name + "For the Culture" logo

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.
What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.



Republic

Company Name	TipSnaps
Logo	
Headline	Enabling overlooked Creators + underserved Fans in the Creator Economy
Slides	


tipsnaps.com
Jane Cooper
$30
Message
Tip
Make Up Artist - Teach Us Your Daily Routine!
Participate in Crowdfunding
BRINGING EQUITY TO THE CREATOR ECONOMY
tipsnaps.com


tipsnaps.com
Natural Hair & Beauty
Comedians
Athletes
Jonet w
$30
Tip
Message
Home
tipsnaps.com


TIP POOLS
By tipsnaps
2 Beefing Rappers Battle Live On TipSnaps
Female Track-Star Athlete - Teach Us Your 100m Dash Technique
Make Up Artist - Teach Us Your Daily Routine!
Participate in Crowdfunding
CROWDFUNDING FOR CONTENT
tipsnaps.com


tipsnaps.com
Ty James
@TyJames
$30
Bio
438
298
Posts
likes
Message
Tip
Chef Khalid
@ChefKhalid
$30
Bio
Subscribe to my TipSnaps to witness my exclusive culinary tutorials and adventures. I post content here for my most exclusive fans!
438
298
Posts
likes
Message
Tip
SUPPORTING OVERLOOKED CREATORS
tipsnaps.com

Tags	Coming soon, Creator Economy, Startups, Social Impact, Black founders

Pitch text

Summary

- Technical, capital-efficient, black founders—bootstrapped until 2021
- Nearly $2M in gross sales since launch
- 450K registered users, ~8M unique visitors since launch
- Focus on overlooked Creators: Black hair & beauty, athletes, comedians
- TipPools = Evolution of the Creator Economy | "Fans Crowdfund for Content"

Problem

The creator economy is overlooking diverse Creators of color


tipsnaps.com
OVERLOOKED
CREATOR NICHES
Natural Hair & Beauty
Athletes
Social Media Comedians
tipsnaps.com

The creator economy has overlooked valuable and influential segments of the marketplace (particularly **Black and Brown Creators**) who drive culture on social media & over-index from a usage perspective. These Creators are **taken for granted** by incumbent platforms which are slow to activate subscription monetization and often do not offer ad revenue splits.

Fans are treated as an afterthought


tipsnaps.com
Fans have
NO
'VOICE'
Fans are stuck in the comment section / DMs with NO voice to request the content they ACTUALLY want to see from their favorite creator
tipsnaps.com

Creators dictate the price, duration, and the frequency of their content. Fans are '*left in the comments & DMs'* with a "take it or leave it" deal. Fans have no leverage. Imagine if fans could collectively come together and request content they actually wanted! #PowerToTheFans

Solution

#BlackOwned platform that promises Equity to Creators and Fans alike

*TipSnaps' mission is to be the **platform of choice for culture-driving creators**, with a particular focus for creators of color, a historically underserved segment of the market.*

1. Service overlooked niches with a focused experience



tipsnaps.com
Natural Hair & Beauty
Comedians
Athletes
9:41
Jonet w
@jonetwmakeup
$30 /month
Bio
Beauty and skincare videos uploaded Tues/Fri/Sun for the beauty lover in all of us! Leave comment for special shout out.
438 Posts
298 likes
Message
Tip
Hoopz
@therealhoopz
$30 /month
Unlock
Home

2. Enable Fans to collectively have a voice by crowdfunding for content *#PowerToTheFans*



TIP POOLS
By tipsnaps
2 Beefing Rappers Battle Live On TipSnaps
Beefing Rapper
Target : $10,000.00
Remaining : $9,997.01
We want to see our two favorite rappers battle rap! They have been beefing for 3 years now and its time to squash the beef!" lets see it get done!
Participate in Crowdfunding
Female Track-Star Athlete - Teach Us Your 100m Dash Technique
Track Star
Target : $850.00
Remaining : $850.00
X Female track star is am amazing athlete. We want
Home
Tip Pools
Make Up Artist - Teach Us Your Daily Routine!
Make-Up Artist
Target : $1,000.00
Remaining : $997.01
We LOVE your LOOK! Can you teach your fans in an exlusive video HOW you create those timeless looks!
Participate in Crowdfunding
CROWDFUNDING FOR CONTENT
tipsnaps.com

Product

Creators & Fans first

Promoting Creators of color who are overlooked by incumbent platforms | Empowering Fans to request the content they ACTUALLY want!

TipSnaps - Product Features


tipsnaps.com
Up To 90% Of Revenue For Creators
Monthly Subscriptions-Weekly Payouts
Profile Customization
Tipping / Paid Private Messages
tipsnaps.com


tipsnaps.com
Crowdfunding for Content
Monthly Upload Guarantees For Fans
Global payments / KYC / Fraud Prevention
Video, Audio, Images, Live Streaming
tipsnaps.com

Capabilities

- Monthly Subscriptions
- Weekly Payouts to Creators
- Profile Customization

- Tipping /Paid Private Messages / Live Streaming
- Crowdfunding for Content
- Monthly upload guarantee for Fans
- Global Payments Stack / KYC / Fraud Prevention

TipPools - How it works?

Trailblazing a 'new category' within the Creator Economy. Think Change.org or GoFundMe—for social media & the Creator Economy! Gives fans the power to rally together for content they actually want to see.


1 Fans Create TipPool Idea
2 Crowfund money & offer to Creator
TIP POOLS
Fans
3 Creator Accepts Pool & Create Content
4 Deliver Content to Fans
TIP POOLS
tipsnaps
Creator
Fans

- High virality component, fueled by trending and culture-shifting topics and content. Platform switching opportunity from incumbent platforms.
- Low fan risk. No credit card transaction unless the creator accepts the offer! Only contributors get to see the content if fulfilled.

Traction

Not a theory, we have traction



Early Traction

- Launched in 2017 | Creator Economy Pioneers
- Capital-Efficient: **100% bootstrapped** until Jan 2021

   - Developed, Launched, Go-to-Market in 2017 - organically grew to 300k+ Registered users with ZERO FUNDING. Fully bootstrapped.

2021 Traction

- **663k** Unique Visitors to site in 2021
- **2M+** Pageviews
- **25k** Registered Users in 2021
- **~4k** Registered Creators in 2021
- $172k in Gross Marketplace Volume 2021

In 2020, TipSnaps recognized massive inequities within the Creator Economy where content Creators of Color were being undervalued and mistreated on social media platforms. Thus, we decided to pivot our focus to highlight content Creators of Color and ensure that they had a platform that valued and supported their creativity.

Utilizing growth hacks, direct outreach, and our creator ambassadorship program, TipSnaps has helped Creators of Color truly recognize the value of direct

monetization. Using our subscription-based model, creators have successfully optimized their monthly revenue streams. Our revenue over the last 6 months has remained steady, as we continue to onboard many diverse creators, all while creators become less reliant on brand deals and begin to fully utilize the direct monetization.



We are positioned to experience exponential growth, as we expect a massive network effect within our target niches. Since these are untapped markets, when 10-20 large creators within the niche adopt TipSnaps, the adoption will rapidly and broadly spread amongst the niche. The Revenue forecasts visualized below demonstrates this growth as we continue to onboard diverse creators who have yet to begin directly monetizing their content. Conservatively estimating $1,200/year per creator, we expect to see substantial year-over-year growth.



As an additional revenue opportunity for the company; TipPools is a completely untapped market with massive growth potential and we anticipate full adoption of this concept across all content niches by 2025. We conservatively project 100 TipPools to be converted and executed by the end of 2022 and we are forecasting that over the next 3 years TipPools will gain broad adoption across all online fan communities. We estimate very conservatively that there will be 25K TipPools in the calendar year 2025, with a conservative TipPool value of $3,000. You can imagine TipPools for large celebrities which run into the hundreds of thousands or millions of dollars.



Customers

The case for direct monetization for Creators

Opportunity: Every creator niche needs a HOME to directly monetize! Green open fields of untapped niches!



YouTube
Actual YouTube Earnings
[Monthly] AVG CPM: $ 1.68-$ 5.2
tipsnaps.com
Avg. 7-8X Earnings!
Potential TipSnaps Earnings
[Monthly] w/ only 1% of Fan conversion @ $10.00/mo. behind subscription paywall
Natural Hair & Beauty
Melissa Denise
217k Subscribers
6M+ Views on YouTube
$308 /mo
$21,700 /mo
Isimeme Edeko
858k Followers
68M+ Views on YouTube
$5,412 /mo
$85,200 /mo
NCAA
NCAA Athletes
Spencer Rattler
383k Followers Instagram
$0/mo
$38,300 /mo
Typically No YouTube
Masai Russell
156k Followers Instagram
$50 /mo
$15,600 /mo
Comedians
Shay Moore
130k Followers Instagram
$2 /mo
$13,000 /mo

Fans yearn to Crowdfund for content

but do not know it yet...

Crowdfunding has penetrated almost every area of the internet, except for social media content. **The Creator Economy is the next breakthrough sector for crowdfunding.** Every fan community can and will leverage TipPools to pool money together and offer it to their favorite creator in exchange for content they actually want to see! And it's ALL Fan-Initiated! The Fans do not need the permission of a creator to start a TipPool and there are zero-risks, as **NO credit cards are charged unless the creator accepts the TipPool challenge!**

Fans now have input on the content THEY want to see - This is REVOLUTIONARY!



Business Model



"With the internet and YouTube, there's always the concern of being demonetized and having your channel canceled, so people are always looking for alternative ways to earn money," YouTuber Joshua Wanders said in an interview with New York Times. "You never know where the platforms are going to take you at the end of the day."


Mission-driven platform attracts Creators
Tighter Focus + Lower Rates = Creator Retention
Creator Network Effect & Mass Acquisition
Fan Acquisition
Revenue Growth
tipsnaps
TipPool Network Effect & Mass Adoption
Fan Exploration of TipPools
TIP POOLS
By tipsnaps
TipPool Virality & Validation by Fandom Communities
Creator Execution & Validation of TipPools
Additional Revenue Stream

Market

$15B+ TAM





Mainstream, untapped niches of Creators will lean into direct subscription monetization over the next 5 years. Currently Creators simply associate a platform to the action "I do YouTube." "I do Instagram." Soon they will say "I create and sell content for a living". They will favor and be loyal to the platforms that optimally enable them to monetize and best aligns with their personal brands. We will see a shift in Revenue sources for creators to primarily be powered by their Subscription paywalls.

—





The above graph is TipSnaps Inc. claim, not related to CB Insights analysis from May 2021

Scraped data on incumbent platforms proves the opportunity

We scraped incumbent platforms via hashtags such as **#blackhair #ncaaathlete #blackcomedian** and the results were staggering, but expected by us.


tipsnaps.com
UNTAPPED NICHE COMMUNITIES
508M Posts
575M Videos
142B Views
NCAA Athletes
#ncaaathlete #ncaa
#collegeathletics
#collegeathletes
#femaleathlete
#athletesdatingathlete
#naturalhair
#protectivestyles
#naturalhairstyles
#curlyhair
#blackgirlmagic
Hair & Beauty
1.2B Posts
1.6B Videos
220B Views
992M Posts
14B Videos
9.6T Views
Comedy
#blackcomedian
#comedian
#blackcomedy
#comedy
#blackcomedians
Huge Volume of Content NOT being monetized via subscription! These Niches need a "Platform Home"
tipsnaps.com

Fan Initiated TipPools = $5B Market by 2023

Conservatively estimating that "Crowdfunding for Content" is worth 10% of the volume from Onlyfans + Patreon alone—let alone the broader creator economy.

$10B+ per year by 2023

Considering the broad application of tip pools and fan driven crowdfunding for content; tip pools will span across all social networks and all niches. Natural evolution for the creator economy.

Competition

TipSnaps value proposition

- TipSnaps offers a tighter focus, greater customization, and a better rate for Creators to set up a subscription business.
- TipSnaps offers the first Fan feedback loop through TipPools for Fans to crowdfund for content!


tipsnaps.com
GENERIC PLATFORMS
Ko-fi
cameo
PATREON
gumroad
fansly
fanhouse
OnlyFans
PROMOTING BLACK & BROWN CREATORS
tipsnaps.com
TIP POOLS
tipsnaps
Crowdfunding For content
tipsnaps.com

Vision

Use of funds

Focusing on capturing untapped niches and TipPool adoption


tipsnaps.com
Engineering
30%
Support / G&A
10%
60%
Growth / Social Marketing
Growth / Social Marketing 60%
Engineering 30%
Support/ G&A 10%
tipsnaps.com

Our primary objective is community growth. We have 3 amazing Gen Z growth managers we're ready to hire to help us drive growth in building community and capturing the niches we care about. The platform is LIVE and scale-ready now!

1-2x Growth Managers to focus on target niches:

- Black / Natural Hair & Beauty
- Athletes

- Instagram Comedians

Q2 '22

Laser focus on driving adoption of TipPools within valuable Fandom/communities.

- TikTok fashion & beauty fans
- TikTok comedian fans
- Instagram models fans
- Instagram & TikTok NCAA athletes fans
- Mega celebs/TMZ style fans

Q3'22

Focus on strategic partnerships, Creator Education and "White Glove" Creator support.

Target key strategic partnerships:

- Black/Natural beauty brand
- Comedy brand partnership
- NCAA Collegiate Program Partnership

Q4 '22

Key feature rollouts:

- Domain Registrar - Enable Creator Domain Registration within App
- Creator Monthly Asset Upload Minimums
- Brand Affiliate program
- NFTs -

Live Events & Partnerships:

- "TipSnaps: For the Culture" Creator Conferences —NYC/LA/ATL/Houston
- TipSnaps Producer Program (linking up Creators with local Videographers/Photographers)
- Creator Meet & Greets (Facilitating Fan Meet & Greets in major metros within the US)

Investors



Founders



Lyonel Dougé

CEO/CTO

University of Pittsburgh - BS in Computer Engineering/Science

12+ years experience in enterprise IT/software engineering - with a proven track record of delivering digital products for Fortune 500 companies.

Background. Digital Product Management | Johnson & Johnson,

Managed web platform where 500+ J&J Consumer websites hosted (including listerine.com, johnsonsbaby.com & aveeno.com)

Software Engineer @ Sony Music & ViacomCBS & NFL

Lyonel personally developed and launched TipSnaps v1 single-handedly while holding a full time Product Manager job @Johnson and Johnson.

Forced to moonlight nights and weekends because of no access to venture capital. Bootstrapped from 2017-2021 without any angel funding.



Vic Boddie Ph.D.

COO

HBCU Graduate - Hampton University (B.S.) and Howard University - Microbiology (Ph.D.)

FDA - 9+ years | Supervisor - Science, Policy, and Consumer Health Expert

Chairman of the Diversity, Equity, and Inclusion (DEI) council at the FDA

Consulted in Business Development & Growth Marketing for several startups prior to joining TipSnaps in 2021 as a Co-Founder

---

Team

Ralph Villanueva	Support Lead
Eduard Sargsyan	Developer
Artur Edylin	Developer

	Lyonel Douge	Founder/CTO
	Vic Boddie, Ph.D.	Co-Founder/COO
	Aaron Pempel	Advisor - Nike
	Aaron Samuels	Advisor - Co-Founder, Blavity Inc.
	Ellis Taliaferro	Architect / Technical Advisor
	Darla Vaughn	Advisor - Emerson Collective

Perks

$1,000	Receive a 1-month subscription to any creator of your choosing on TipSnaps on us!
$10,000	All of the above. Invite to our exclusive annual NYC Christmas party!
$25,000	All of the above. Custom TipSnaps artwork with your name + "For the Culture" logo

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.
What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.



Republic

Company Name	TipSnaps
Logo	
Headline	Enabling overlooked Creators + underserved Fans in the Creator Economy
Slides	


tipsnaps.com
Jane Cooper
@JaneCooper
$30
Bio
Beauty and skincare videos uploaded Tues/Fri/Sun for the beauty lover in all of us! Leave comment for special shout out.
438 Posts
298 likes
Message
Tip
Make Up Artist - Teach Us Your Daily Routine!
Make-Up Artist
Target : $1,000.00
Remaining : $997.01
We LOVE your LOOK! Can you teach your fans in an exclusive video HOW you create those timeless looks!
Participate in Crowdfunding
BRINGING EQUITY TO THE CREATOR ECONOMY
tipsnaps.com


tipsnaps.com
Natural Hair & Beauty
Comedians
Athletes
Jonet w
@jonetwmakeup
$30
Hoopz
$30
438 Posts
298 likes
Message
Tip
Unlock
Home
tipsnaps.com


TIP POOLS
By tipsnaps
2 Beefing Rappers Battle Live On TipSnaps
Beefing Rapper
Target : $10,000.00
Remaining : $9,997.01
We want to see our two favorite rappers battle rap! They have been beefing for 3 years now and its time to squash the beef! lets see it get done!
Participate in Crowdfunding
Female Track-Star Athlete - Teach Us Your 100m Dash Technique
Track Star
Target : $850.00
Remaining : $850.00
Make Up Artist - Teach Us Your Daily Routine!
Participate in Crowdfunding
CROWDFUNDING FOR CONTENT
tipsnaps.com



Tags	Companies, Black Founders, Social Impact, Creator Economy, Coming Soon, Crowd SAFE

Pitch text	## Summary • Technical, capital-efficient, black founders—bootstrapped until 2021 • Nearly $2M in gross sales since launch • 450K registered users, ~8M unique visitors since launch • Focus on overlooked Creators: Black hair & beauty, athletes, comedians • TipPools = Evolution of the Creator Economy | "Fans Crowdfund for Content" ### Problem # The creator economy is overlooking diverse Creators of color


tipsnaps.com
OVERLOOKED
CREATOR NICHES
Natural Hair & Beauty
Athletes
Social Media Comedians
tipsnaps.com

The creator economy has overlooked valuable and influential segments of the marketplace (particularly **Black and Brown Creators**) who drive culture on social media & over-index from a usage perspective. These Creators are **taken for granted** by incumbent platforms which are slow to activate subscription monetization and often do not offer ad revenue splits.

Fans are treated as an afterthought


tipsnaps.com
Fans have
NO
'VOICE'
Fans are stuck in the comment section / DMs with NO voice to request the content they ACTUALLY want to see from their favorite creator
tipsnaps.com

Creators dictate the price, duration, and the frequency of their content. Fans are '*left in the comments & DMs*' with a "take it or leave it" deal. Fans have no leverage. Imagine if fans could collectively come together and request content they actually wanted! #PowerToTheFans

Solution

#BlackOwned platform that promises Equity to Creators and Fans alike

*TipSnaps' mission is to be the **platform of choice for culture-driving creators**, with a particular focus for creators of color, a historically underserved segment of the market.*

1. Service overlooked niches with a focused experience


tipsnaps.com
Natural Hair & Beauty
Comedians
Athletes
tipsnaps.com

2. Enable Fans to collectively have a voice by crowdfunding for content *#PowerToTheFans*


TIP POOLS
By tipsnaps
2 Beefing Rappers Battle Live On TipSnaps
Female Track-Star Athlete - Teach Us Your 100m Dash Technique
Make Up Artist - Teach Us Your Daily Routine!
Participate in Crowdfunding
CROWDFUNDING FOR CONTENT
tipsnaps.com

Product

Creators & Fans first

Promoting Creators of color who are overlooked by incumbent platforms | Empowering Fans to request the content they ACTUALLY want!

TipSnaps - Product Features


tipsnaps.com
Up To 90% Of Revenue For Creators
Monthly Subscriptions- Weekly Payouts
Profile Customization
Tipping / Paid Private Messages
tipsnaps.com


tipsnaps.com
Crowdfunding for Content
Monthly Upload Guarantees For Fans
Global payments / KYC / Fraud Prevention
Video, Audio, Images, Live Streaming
tipsnaps.com

Capabilities

- Monthly Subscriptions
- Weekly Payouts to Creators
- Profile Customization

- Tipping /Paid Private Messages / Live Streaming
- Crowdfunding for Content
- Monthly upload guarantee for Fans
- Global Payments Stack / KYC / Fraud Prevention

TipPools - How it works?

Trailblazing a 'new category' within the Creator Economy. Think Change.org or GoFundMe—for social media & the Creator Economy! Gives fans the power to rally together for content they actually want to see.


1 Fans Create TipPool Idea
2 Crowfund money & offer to Creator
TIP POOLS
Fans
4 Deliver Content to Fans
3 Creator Accepts Pool & Create Content
TIP POOLS
tipsnaps
Creator
Fans

- High virality component, fueled by trending and culture-shifting topics and content. Platform switching opportunity from incumbent platforms.
- Low fan risk. No credit card transaction unless the creator accepts the offer! Only contributors get to see the content if fulfilled.

Traction

Not a theory, we have traction



Early Traction

- Launched in 2017 | Creator Economy Pioneers

- Capital-Efficient: **100% bootstrapped** until Jan 2021

  - Developed, Launched, Go-to-Market in 2017 - organically grew to 300k+ Registered users with ZERO FUNDING. Fully bootstrapped.

2021 Traction

- **663k** Unique Visitors to site in 2021

- **2M+** Pageviews

- **25k** Registered Users in 2021

- **~4k** Registered Creators in 2021

- $172k in Gross Marketplace Volume 2021

In 2020, TipSnaps recognized massive inequities within the Creator Economy where content Creators of Color were being undervalued and mistreated on social media platforms. Thus, we decided to pivot our focus to highlight content Creators of Color and ensure that they had a platform that valued and supported their creativity.

Utilizing growth hacks, direct outreach, and our creator ambassadorship program, TipSnaps has helped Creators of Color truly recognize the value of direct

monetization. Using our subscription-based model, creators have successfully optimized their monthly revenue streams. Our revenue over the last 6 months has remained steady, as we continue to onboard many diverse creators, all while creators become less reliant on brand deals and begin to fully utilize the direct monetization.



We are positioned to experience exponential growth, as we expect a massive network effect within our target niches. Since these are untapped markets, when 10-20 large creators within the niche adopt TipSnaps, the adoption will rapidly and broadly spread amongst the niche. The Revenue forecasts visualized below demonstrates this growth as we continue to onboard diverse creators who have yet to begin directly monetizing their content. Conservatively estimating $1,200/year per creator, we expect to see substantial year-over-year growth.



As an additional revenue opportunity for the company; TipPools is a completely untapped market with massive growth potential and we anticipate full adoption of this concept across all content niches by 2025. We conservatively project 100 TipPools to be converted and executed by the end of 2022 and we are forecasting that over the next 3 years TipPools will gain broad adoption across all online fan communities. We estimate very conservatively that there will be 25K TipPools in the calendar year 2025, with a conservative TipPool value of $3,000. You can imagine TipPools for large celebrities which run into the hundreds of thousands or millions of dollars.



Customers

The case for direct monetization for Creators

Opportunity: Every creator niche needs a HOME to directly monetize! Green open fields of untapped niches!



YouTube
Actual YouTube Earnings
[Monthly] AVG CPM: $ 1.68-$ 5.2
tipsnaps.com
Avg. 7-8X Earnings!
Potential TipSnaps Earnings
[Monthly] w/ only 1% of Fan conversion @ $10.00/mo. behind subscription paywall
Natural Hair & Beauty
Melissa Denise
217k Subscribers
6M+ Views on YouTube
$308 /mo
$21,700 /mo
Isimeme Edeko
858k Followers
68M+ Views on YouTube
$5,412 /mo
$85,200 /mo
NCAA
NCAA Athletes
Spencer Rattler
383k Followers Instagram
$0/mo
$38,300 /mo
Typically No YouTube
Masai Russell
156k Followers Instagram
$50 /mo
$15,600 /mo
Comedians
Shay Moore
130k Followers Instagram
$2 /mo
$13,000 /mo

Fans yearn to Crowdfund for content

but do not know it yet...

Crowdfunding has penetrated almost every area of the internet, except for social media content. **The Creator Economy is the next breakthrough sector for crowdfunding.** Every fan community can and will leverage TipPools to pool money together and offer it to their favorite creator in exchange for content they actually want to see! And it's ALL Fan-Initiated! The Fans do not need the permission of a creator to start a TipPool and there are zero-risks, as **NO credit cards are charged unless the creator accepts the TipPool challenge!**

Fans now have input on the content THEY want to see - This is REVOLUTIONARY!



Business Model



"With the internet and YouTube, there's always the concern of being demonetized and having your channel canceled, so people are always looking for alternative ways to earn money," YouTuber Joshua Wanders said in an interview with New York Times. "You never know where the platforms are going to take you at the end of the day."


Mission-driven platform attracts Creators
Tighter Focus + Lower Rates = Creator Retention
Creator Network Effect & Mass Acquisition
Fan Acquisition
Revenue Growth
tipsnaps
TipPool Network Effect & Mass Adoption
Fan Exploration of TipPools
TIP POOLS
By tipsnaps
TipPool Virality & Validation by Fandom Communities
Creator Execution & Validation of TipPools
Additional Revenue Stream

Market

$15B+ TAM


tipsnaps.com
TOTAL ADDRESSABLE MARKET
Pets
Hair & Beauty
10B+
UNTAPPED NICHES
Children Influencers
NCAA Athletes
Comedy
TAM
15B+
5B+
TIP POOLS
Crowdfunding
For content
When untapped Niches recognize the optimal earning potential on their content through direct subscription monetization, they will activate in droves.
tipsnaps.com


tipsnaps.com
TOTAL ADDRESSABLE MARKET
Creator Economy = $104B+
There are now 50 Million Content Creators
46.7M Amateurs
2M+ Professionals
500K
30M
2.7M
2M
Other
500K
1M
Others
200K
300K
Amateur Creators
Professional Creators
tipsnaps.com

Mainstream, untapped niches of Creators will lean into direct subscription monetization over the next 5 years. Currently Creators simply associate a platform to the action "I do YouTube." "I do Instagram." Soon they will say "I create and sell content for a living". They will favor and be loyal to the platforms that optimally enable them to monetize and best aligns with their personal brands. We will see a shift in Revenue sources for creators to primarily be powered by their Subscription paywalls.

—





Scraped data on incumbent platforms proves the opportunity

We scraped incumbent platforms via hashtags such as **#blackhair #ncaaathlete #blackcomedian** and the results were staggering, but expected by us.


tipsnaps.com
UNTAPPED NICHE COMMUNITIES
508M Posts
575M Videos
142B Views
NCAA Athletes
#ncaaathlete #ncaa
#collegeathletics
#collegeathletes
#femaleathlete
#athletesdatingathlete
#naturalhair
#protectivestyles
#naturalhairstyles
#curlyhair
#blackgirlmagic
Hair & Beauty
1.2B Posts
1.6B Videos
220B Views
992M Posts
14B Videos
9.6T Views
Comedy
#blackcomedian
#comedian
#blackcomedy
#comedy
#blackcomedians
Huge Volume of Content NOT being monetized via subscription! These Niches need a "Platform Home"
tipsnaps.com

Fan Initiated TipPools = $5B Market by 2023

Conservatively estimating that "Crowdfunding for Content" is worth 10% of the volume from Onlyfans + Patreon alone—let alone the broader creator economy.

$10B+ per year by 2023

Considering the broad application of tip pools and fan driven crowdfunding for content; tip pools will span across all social networks and all niches. Natural evolution for the creator economy.

Competition

TipSnaps value proposition

- TipSnaps offers a tighter focus, greater customization, and a better rate for Creators to set up a subscription business.
- TipSnaps offers the first Fan feedback loop through TipPools for Fans to crowdfund for content!


tipsnaps.com
GENERIC PLATFORMS
Ko-fi
cameo
PATREON
gumroad
fansly
fanhouse
OnlyFans
PROMOTING BLACK & BROWN CREATORS
tipsnaps.com
TIP POOLS
Crowdfunding For content
tipsnaps.com

Vision

Use of funds

Focusing on capturing untapped niches and TipPool adoption


tipsnaps.com
Engineering
30%
Support / G&A
10%
60%
Growth / Social Marketing
Growth / Social Marketing 60%
Engineering 30%
Support/ G&A 10%
tipsnaps.com

Our primary objective is community growth. We have 3 amazing Gen Z growth managers we're ready to hire to help us drive growth in building community and capturing the niches we care about. The platform is LIVE and scale-ready now!

1-2x Growth Managers to focus on target niches:

- Black / Natural Hair & Beauty
- Athletes

- Instagram Comedians

Q2 '22

Laser focus on driving adoption of TipPools within valuable Fandom/communities.

- TikTok fashion & beauty fans
- TikTok comedian fans
- Instagram models fans
- Instagram & TikTok NCAA athletes fans
- Mega celebs/TMZ style fans

Q3'22

Focus on strategic partnerships, Creator Education and "White Glove" Creator support.

Target key strategic partnerships:

- Black/Natural beauty brand
- Comedy brand partnership
- NCAA Collegiate Program Partnership

Q4 '22

Key feature rollouts:

- Domain Registrar - Enable Creator Domain Registration within App
- Creator Monthly Asset Upload Minimums
- Brand Affiliate program
- NFTs -

Live Events & Partnerships:

- "TipSnaps: For the Culture" Creator Conferences —NYC/LA/ATL/Houston
- TipSnaps Producer Program (linking up Creators with local Videographers/Photographers)
- Creator Meet & Greets (Facilitating Fan Meet & Greets in major metros within the US)

Investors



Founders



Lyonel Dougé

CEO/CTO

University of Pittsburgh - BS in Computer Engineering/Science

12+ years experience in enterprise IT/software engineering - with a proven track record of delivering digital products for Fortune 500 companies.

Background. Digital Product Management | Johnson & Johnson,

Managed web platform where 500+ J&J Consumer websites hosted (including listerine.com, johnsonsbaby.com & aveeno.com)

Software Engineer @ Sony Music & ViacomCBS & NFL

Lyonel personally developed and launched TipSnaps v1 single-handedly while holding a full time Product Manager job @Johnson and Johnson.

Forced to moonlight nights and weekends because of no access to venture capital. Bootstrapped from 2017-2021 without any angel funding.



Vic Boddie Ph.D.

COO

HBCU Graduate - Hampton University (B.S.) and Howard University - Microbiology (Ph.D.)

FDA - 9+ years | Supervisor - Science, Policy, and Consumer Health Expert

Chairman of the Diversity, Equity, and Inclusion (DEI) council at the FDA

Consulted in Business Development & Growth Marketing for several startups prior to joining TipSnaps in 2021 as a Co-Founder

---

Team

	Ralph Villanueva	Support Lead
	Eduard Sargsyan	Developer
	Artur Edylin	Developer

	Lyonel Douge	Founder/CTO
	Vic Boddie, Ph.D.	Co-Founder/COO
	Aaron Pempel	Advisor - Nike
	Aaron Samuels	Advisor - Co-Founder, Blavity Inc.
	Ellis Taliaferro	Architect / Technical Advisor
	Darla Vaughn	Advisor - Emerson Collective

Perks

$1,000	Receive a 1-month subscription to any creator of your choosing on TipSnaps on us!
$10,000	All of the above. Invite to our exclusive annual NYC Christmas party!
$25,000	All of the above. Custom TipSnaps artwork with your name + "For the Culture" logo

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.
What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

 Republic

Company Name	TipSnaps
Logo	
Headline	Enabling overlooked Creators + underserved Fans in the Creator Economy
Slides	


tipsnaps.com
Jane Cooper
@JaneCooper
$30 /month
Bio
Beauty and skincare videos uploaded Tues/Fri/Sun for the beauty lover in all of us! Leave comment for special shout out.
438 Posts
298 likes
Message
Tip
Make Up Artist - Teach Us Your Daily Routine!
Make-Up Artist
Target : $1,000.00
Remaining : $997.01
We LOVE your LOOK! Can you teach your fans in an exlusive video HOW you create those timeless looks!
Participate in Crowdfunding
BRINGING EQUITY TO THE CREATOR ECONOMY
tipsnaps.com


tipsnaps.com
Natural Hair & Beauty
Comedians
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Beauty and skincare videos uploaded Tues/Fri/Sun for the beauty lover in all of us! Leave comment for special shout out.
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tipsnaps.com


TIP POOLS
By tipsnaps
2 Beefing Rappers Battle Live On TipSnaps
Beefing Rapper
Target : $10,000.00
Remaining : $9,997.01
We want to see our two favorite rappers battle rap! They have been beefing for 3 years now and its time to squash the beef! lets see it get done!
Participate in Crowdfunding
Female Track-Star Athlete - Teach Us Your 100m Dash Technique
Track Star
Target : $850.00
Remaining : $850.00
Make Up Artist - Teach Us Your Daily Routine!
Make-Up Artist
Target : $1,000.00
Remaining : $997.01
Participate in Crowdfunding
CROWDFUNDING FOR CONTENT
tipsnaps.com



Tags	Crowd SAFE, Companies, Coming Soon, Creator Economy, Social Impact, Black Founders

Pitch text	## Summary

- Technical, capital-efficient, black founders—bootstrapped until 2021
- Nearly $2M in gross sales since launch
- 450K registered users, ~8M unique visitors since launch
- Focus on overlooked Creators: Black hair & beauty, athletes, comedians
- TipPools = Evolution of the Creator Economy | "Fans Crowdfund for Content"

Problem

The creator economy is overlooking diverse Creators of color


tipsnaps.com
OVERLOOKED
CREATOR NICHES
Natural Hair & Beauty
Athletes
Social Media Comedians
tipsnaps.com

The creator economy has overlooked valuable and influential segments of the marketplace (particularly **Black and Brown Creators**) who drive culture on social media & over-index from a usage perspective. These Creators are **taken for granted** by incumbent platforms which are slow to activate subscription monetization and often do not offer ad revenue splits.

Fans are treated as an afterthought


tipsnaps.com
Fans have
NO
'VOICE'
Fans are stuck in the comment section / DMs with NO voice to request the content they ACTUALLY want to see from their favorite creator
tipsnaps.com

Creators dictate the price, duration, and the frequency of their content. Fans are '*left in the comments & DMs*' with a "take it or leave it" deal. Fans have no leverage. Imagine if fans could collectively come together and request content they actually wanted! #PowerToTheFans

Solution

#BlackOwned platform that promises Equity to Creators and Fans alike

TipSnaps' mission is to be the ***platform of choice for culture-driving creators****, with a particular focus for creators of color, a historically underserved segment of the market.*

1. Service overlooked niches with a focused experience


tipsnaps.com
Natural Hair & Beauty
Comedians
Athletes
9:41
$30
438
298
Tip
Message
Home
tipsnaps.com

2. Enable Fans to collectively have a voice by crowdfunding for content *#PowerToTheFans*


TIP POOLS
By tipsnaps
2 Beefing Rappers Battle Live On TipSnaps
Female Track-Star Athlete - Teach Us Your 100m Dash Technique
Make Up Artist - Teach Us Your Daily Routine!
Participate in Crowdfunding
CROWDFUNDING FOR CONTENT
tipsnaps.com

Product

Creators & Fans first

Promoting Creators of color who are overlooked by incumbent platforms | Empowering Fans to request the content they ACTUALLY want!

TipSnaps - Product Features


tipsnaps.com
Up To 90% Of Revenue For Creators
Monthly Subscriptions- Weekly Payouts
Profile Customization
Tipping / Paid Private Messages
tipsnaps.com


tipsnaps.com
Crowdfunding for Content
Monthly Upload Guarantees For Fans
Global payments / KYC / Fraud Prevention
Video, Audio, Images, Live Streaming
tipsnaps.com

Capabilities

- Monthly Subscriptions
- Weekly Payouts to Creators
- Profile Customization

- Tipping /Paid Private Messages / Live Streaming
- Crowdfunding for Content
- Monthly upload guarantee for Fans
- Global Payments Stack / KYC / Fraud Prevention

TipPools - How it works?

Trailblazing a 'new category' within the Creator Economy. Think Change.org or GoFundMe—for social media & the Creator Economy! Gives fans the power to rally together for content they actually want to see.


1 Fans Create TipPool Idea
2 Crowfund money & offer to Creator
3 Creator Accepts Pool & Create Content
4 Deliver Content to Fans
Fans
Fans
Creator
TIP POOLS
tipsnaps

- High virality component, fueled by trending and culture-shifting topics and content. Platform switching opportunity from incumbent platforms.
- Low fan risk. No credit card transaction unless the creator accepts the offer! Only contributors get to see the content if fulfilled.

Traction

Not a theory, we have traction



Early Traction

- Launched in 2017 | Creator Economy Pioneers
- Capital-Efficient: **100% bootstrapped** until Jan 2021

  - Developed, Launched, Go-to-Market in 2017 - organically grew to 300k+ Registered users with ZERO FUNDING. Fully bootstrapped.

2021 Traction

- **663k** Unique Visitors to site in 2021
- **2M+** Pageviews
- **25k** Registered Users in 2021
- **~4k** Registered Creators in 2021
- $172k in Gross Marketplace Volume 2021

In 2020, TipSnaps recognized massive inequities within the Creator Economy where content Creators of Color were being undervalued and mistreated on social media platforms. Thus, we decided to pivot our focus to highlight content Creators of Color and ensure that they had a platform that valued and supported their creativity.

Utilizing growth hacks, direct outreach, and our creator ambassadorship program, TipSnaps has helped Creators of Color truly recognize the value of direct

monetization. Using our subscription-based model, creators have successfully
optimized their monthly revenue streams. Our revenue over the last 6 months has
remained steady, as we continue to onboard many diverse creators, all while
creators become less reliant on brand deals and begin to fully utilize the direct
monetization.



We are positioned to experience exponential growth, as we expect a massive
network effect within our target niches. Since these are untapped markets, when
10-20 large creators within the niche adopt TipSnaps, the adoption will rapidly and
broadly spread amongst the niche. The Revenue forecasts visualized below
demonstrates this growth as we continue to onboard diverse creators who have
yet to begin directly monetizing their content. Conservatively estimating
$1,200/year per creator, we expect to see substantial year-over-year growth.



As an additional revenue opportunity for the company; TipPools is a completely untapped market with massive growth potential and we anticipate full adoption of this concept across all content niches by 2025. We conservatively project 100 TipPools to be converted and executed by the end of 2022 and we are forecasting that over the next 3 years TipPools will gain broad adoption across all online fan communities. We estimate very conservatively that there will be 25K TipPools in the calendar year 2025, with a conservative TipPool value of $3,000. You can imagine TipPools for large celebrities which run into the hundreds of thousands or millions of dollars.



Customers

The case for direct monetization for Creators

Opportunity: Every creator niche needs a HOME to directly monetize! Green open fields of untapped niches!




	Actual YouTube Earnings [Monthly] AVG CPM: $ 1.68-$ 5.2	Potential TipSnaps Earnings [Monthly] w/ only 1% of Fan conversion @ $10.00/mo. behind subscription paywall

Avg. 7-8X Earnings!



Natural Hair & Beauty





Melissa Denise 217k Subscribers 6M+ Views on YouTube	$308 /mo	$21,700 /mo
Isimeme Edeko 858k Followers 68M+ Views on YouTube	$5,412 /mo	$85,200 /mo



NCAA Athletes



Spencer Rattler 383k Followers Instagram	$0/mo	$38,300 /mo

Typically No YouTube

Masai Russell 156k Followers Instagram	$50 /mo	$15,600 /mo



Comedians



Shay Moore 130k Followers Instagram	$2 /mo	$13,000 /mo



@EMANIMARIE   @CLEOPATRALEE

HAIR & BEAUTY CREATOR   YOGA & LIFESTYLE CREATOR

EXAMPLE CREATORS USING TIPSNAPS

Fans yearn to Crowdfund for content

but do not know it yet...

Crowdfunding has penetrated almost every area of the internet, except for social media content. **The Creator Economy is the next breakthrough sector for crowdfunding.** Every fan community can and will leverage TipPools to pool money together and offer it to their favorite creator in exchange for content they actually want to see! And it's ALL Fan-Initiated! The Fans do not need the permission of a creator to start a TipPool and there are zero-risks, as **NO credit cards are charged unless the creator accepts the TipPool challenge!**

Fans now have input on the content THEY want to see - This is REVOLUTIONARY!



Business Model


tipsnaps.com
BUSINESS MODEL
WE TAKE A 10% FEE ON ALL TRANSACTIONS
tipsnaps.com
Monthly Subscription
Paid Private Messaging
"Tipping"
TIP POOLS
by tipsnaps
Crowdfunding for Content Challenges
Fan Feedback Loop
tipsnaps.com

"With the internet and YouTube, there's always the concern of being demonetized and having your channel canceled, so people are always looking for alternative ways to earn money," YouTuber Joshua Wanders said in an interview with New York Times. "You never know where the platforms are going to take you at the end of the day."


Mission-driven platform attracts Creators
Tighter Focus + Lower Rates = Creator Retention
Creator Network Effect & Mass Acquisition
Fan Acquisition
Revenue Growth
tipsnaps
Fan Exploration of TipPools
TipPool Network Effect & Mass Adoption
TIP POOLS
By tipsnaps
TipPool Virality & Validation by Fandom Communities
Creator Execution & Validation of TipPools
Additional Revenue Stream

Market

$15B+ TAM


tipsnaps.com
TOTAL ADDRESSABLE MARKET
Pets
Hair & Beauty
10B+
UNTAPPED NICHES
Children Influencers
NCAA Athletes
Comedy
TAM
15B+
5B+
TIP POOLS
Crowdfunding
For content
When untapped Niches recognize the optimal earning potential on their content through direct subscription monetization, they will activate in droves.
tipsnaps.com


tipsnaps.com
TOTAL ADDRESSABLE MARKET
Creator Economy = $104B+
There are now 50 Million Content Creators
46.7M Amateurs
2M+ Professionals
500K
30M
2.7M
2M
Other
500K
1M
Others
200K
300K
Amateur Creators
Professional Creators
tipsnaps.com

Mainstream, untapped niches of Creators will lean into direct subscription monetization over the next 5 years. Currently Creators simply associate a platform to the action "I do YouTube." "I do Instagram." Soon they will say "I create and sell content for a living". They will favor and be loyal to the platforms that optimally enable them to monetize and best aligns with their personal brands. We will see a shift in Revenue sources for creators to primarily be powered by their Subscription paywalls.

—





The above graph is TipSnaps Inc. claim, not related to CB Insights analysis from May 2021

Scraped data on incumbent platforms proves the opportunity

We scraped incumbent platforms via hashtags such as **#blackhair #ncaaathlete #blackcomedian** and the results were staggering, but expected by us.


tipsnaps.com
UNTAPPED NICHE COMMUNITIES
508M Posts
575M Videos
142B Views
NCAA Athletes
#ncaaathlete #ncaa
#collegeathletics
#collegeathletes
#femaleathlete
#athletesdatingathlete
#naturalhair
#protectivestyles
#naturalhairstyles
#curlyhair
#blackgirlmagic
Hair & Beauty
1.2B Posts
1.6B Videos
220B Views
992M Posts
14B Videos
9.6T Views
Comedy
#blackcomedian
#comedian
#blackcomedy
#comedy
#blackcomedians
Huge Volume of Content NOT being monetized via subscription! These Niches need a "Platform Home"
tipsnaps.com

Fan Initiated TipPools = $5B Market by 2023

Conservatively estimating that "Crowdfunding for Content" is worth 10% of the volume from Onlyfans + Patreon alone—let alone the broader creator economy.

$10B+ per year by 2023

Considering the broad application of tip pools and fan driven crowdfunding for content; tip pools will span across all social networks and all niches. Natural evolution for the creator economy.

Competition

TipSnaps value proposition

- TipSnaps offers a tighter focus, greater customization, and a better rate for Creators to set up a subscription business.
- TipSnaps offers the first Fan feedback loop through TipPools for Fans to crowdfund for content!



tipsnaps.com
GENERIC PLATFORMS
Ko-fi
cameo
PATREON
gumroad
fansly
fanhouse
OnlyFans
PROMOTING BLACK & BROWN CREATORS
tipsnaps.com
TIP POOLS
Crowdfunding For content
tipsnaps.com

Vision

Use of funds

Focusing on capturing untapped niches and TipPool adoption





tipsnaps.com
Engineering
30%
Support / G&A
10%
60%
Growth / Social Marketing
Growth / Social Marketing 60%
Engineering 30%
Support/ G&A 10%
tipsnaps.com

Our primary objective is community growth. We have 3 amazing Gen Z growth managers we're ready to hire to help us drive growth in building community and capturing the niches we care about. The platform is LIVE and scale-ready now!

1-2x Growth Managers to focus on target niches:

- Black / Natural Hair & Beauty
- Athletes

- Instagram Comedians

Q2 '22

Laser focus on driving adoption of TipPools within valuable Fandom/communities.

- TikTok fashion & beauty fans
- TikTok comedian fans
- Instagram models fans
- Instagram & TikTok NCAA athletes fans
- Mega celebs/TMZ style fans

Q3'22

Focus on strategic partnerships, Creator Education and "White Glove" Creator support.

Target key strategic partnerships:

- Black/Natural beauty brand
- Comedy brand partnership
- NCAA Collegiate Program Partnership

Q4 '22

Key feature rollouts:

- Domain Registrar - Enable Creator Domain Registration within App
- Creator Monthly Asset Upload Minimums
- Brand Affiliate program
- NFTs -

Live Events & Partnerships:

- "TipSnaps: For the Culture" Creator Conferences —NYC/LA/ATL/Houston
- TipSnaps Producer Program (linking up Creators with local Videographers/Photographers)
- Creator Meet & Greets (Facilitating Fan Meet & Greets in major metros within the US)

Investors



Founders



Lyonel Dougé

CEO/CTO

**University of Pittsburgh - BS in Computer
Engineering/Science**

12+ years experience in enterprise IT/software engineering - with a proven track
record of delivering digital products for Fortune 500 companies.

Background. Digital Product Management | Johnson & Johnson,

Managed web platform where 500+ J&J Consumer websites hosted (including listerine.com, johnsonsbaby.com & aveeno.com)

Software Engineer @ Sony Music & ViacomCBS & NFL

Lyonel personally developed and launched TipSnaps v1 single-handedly while holding a full time Product Manager job @Johnson and Johnson.

Forced to moonlight nights and weekends because of no access to venture capital. Bootstrapped from 2017-2021 without any angel funding.



Vic Boddie Ph.D.

COO

HBCU Graduate - Hampton University (B.S.) and Howard University - Microbiology (Ph.D.)

FDA - 9+ years | Supervisor - Science, Policy, and Consumer Health Expert

Chairman of the Diversity, Equity, and Inclusion (DEI) council at the FDA

Consulted in Business Development & Growth Marketing for several startups prior to joining TipSnaps in 2021 as a Co-Founder

---

Team

	Ralph Villanueva	Support Lead
	Eduard Sargsyan	Developer
	Artur Edylin	Developer

	Lyonel Douge	Founder/CTO
	Vic Boddie, Ph.D.	Co-Founder/COO
	Aaron Pempel	Advisor - Nike
	Aaron Samuels	Advisor - Co-Founder, Blavity Inc.
	Ellis Taliaferro	Architect / Technical Advisor
	Darla Vaughn	Advisor - Emerson Collective

Perks

$1,000	Receive a 1-month subscription to any creator of your choosing on TipSnaps on us!
$10,000	All of the above. Invite to our exclusive annual NYC Christmas party!
$25,000	All of the above. Custom TipSnaps artwork with your name + "For the Culture" logo

FAQ

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.